Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

NEXEO SOLUTIONS, INC.,

UNIVAR INC.,

PILATES MERGER SUB I CORP

and

PILATES MERGER SUB II LLC

Dated as of September 17, 2018

NOTE: STRICTLY CONFIDENTIAL. SUBJECT TO NON-DISCLOSURE AGREEMENT. CIRCULATION OF THIS DRAFT SHALL NOT GIVE RISE TO ANY DUTY TO NEGOTIATE OR CREATE OR IMPLY ANY OTHER LEGAL OBLIGATION. NO LEGAL OBLIGATION OF ANY KIND WILL ARISE UNLESS AND UNTIL A DEFINITIVE WRITTEN AGREEMENT IS EXECUTED AND DELIVERED BY ALL PARTIES

i

TABLE OF CONTENTS

(cont.)

		Page

ARTICLE VI COVENANTS		44

6.1	Interim Operations	44
6.2	Company Acquisition Proposals	50
6.3	Parent Acquisition Proposals	56
6.4	Shareholder Written Consent; Company Shareholder Meeting; Preparation of the Consent Solicitation Statement and/or Proxy Statement and Registration Statement	61
6.5	Filings; Other Actions; Notification	64
6.6	Access; Consultation	67
6.7	Stock Exchange De-listing and De-registration	68
6.8	Publicity	69
6.9	Employee Benefits	69
6.10	Expenses	72
6.11	Indemnification; Directors’ and Officers’ Insurance	72
6.12	Takeover Statute	74
6.13	Control of the Company’s or Parent’s Operations	74
6.14	Section 16(b)	74
6.15	Financing Cooperation	74
6.16	Approval of Parent	80
6.17	Shareholder Litigation	80
6.18	Treatment of Company Warrants	81
6.19	Further Action	81
6.20	Exchange Listing	81
6.21	Tax Matters	82
6.22	Related Party Arrangements	82

ARTICLE VII CONDITIONS		82

7.1	Conditions to Each Party’s Obligations to Effect the Mergers	82
7.2	Conditions to Obligations of Parent, Merger Sub I and Merger Sub II	83
7.3	Conditions to Obligation of the Company	85
7.4	Frustration of Conditions	86

ARTICLE VIII TERMINATION		86

8.1	Termination by Mutual Consent	86
8.2	Termination by Either Parent or the Company	86

TABLE OF CONTENTS

(cont.)

INDEX OF DEFINED TERMS

Defined Term	Section

401(k) Termination Date	6.9(g)
ABL	9.11(w)
Company Acquisition Proposal	6.2(d)
Affiliate	9.11(a)
Agreement	Preamble
Company Alternative Acquisition Agreement	6.2(a)(iv)
Alternative Issuance	9.11(b)
Antitrust Laws	6.5(a)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)
BoA	9.11(w)
Bond Cooperation	6.15(e)(iv)
Bond Financing	6.15(e)
Business Day	1.2
Bylaws	2.2
Cash Consideration	4.1(a)(i)
CBAs	5.1(i)(i)
Certificate	4.1(a)(i)
Certificate of Incorporation	2.1
Certificate of Merger	1.3(a)
Company Change in Recommendation	6.2(e)
Chinese Credit Facilities	9.11(w)
Closing	1.2
Closing Date	1.2
Code	4.2(f)
Commitment Letter	5.2(k)(i)
Committed Financing	5.2(k)(i)
Company	Preamble
Company Alternative Acquisition Agreement	6.3(a)(iv)
Company Balance Sheet	5.1(g)
Company Bylaws	5.1(d)(ii)
Company Certificate of Incorporation	5.1(d)(ii)
Company Disclosure Letter	5.1
Company Employees	5.1(h)(i)
Company Intervening Event	6.3(d)
Company Material Adverse Effect	9.11(c)
Company Option	4.7(a)

Defined Term	Section

Company Payment	8.5(f)
Company Performance Share Unit Award	4.7(c)
Company Plan	5.1(h)(i)
Company Plastics Segment	9.11(d)
Company Proxy Statement	6.4(b)
Company Recommendation	5.1(c)
Company Reports	5.1(e)(i)
Company Restricted Stock Award	4.7(b)
Company Shareholder Approval	5.1(c)
Company Shareholder Meeting	6.4(d)
Company Shareholder Meeting Election	6.4(d)
Company Stock Plan	5.1(b)(i)
Company Termination Fee	8.5(b)
Compliant	9.11(e)
Confidentiality Agreement	9.7
Consent Solicitation Statement	6.4(b)
Continuation Period	6.9(a)
Continuing Employee	6.9(a)
Contracts	5.1(d)(ii)
control	9.11(f)
controlled by	9.11(f)
D&O Insurance	6.11(b)
Debt Payoff	9.11(e)
DGCL	1.1
Dissenting Shareholders	4.1(a)(i)
DLLCA	1.1
Environmental Law	5.1(m)
Environmental Licenses	5.1(m)
Equity Award Exchange Ratio	9.11(h)
ERISA	5.1(h)(i)
ERISA Affiliate	9.11(i)
Exchange Act	5.1(d)(i)
Exchange Fund	4.2(a)
Exchange Ratio	4.1(a)(i)
Excluded Share	4.1(a)(i)
Excluded Shares	4.1(a)(i)
Existing Credit Facilities	9.11(w)
FCPA	5.1(j)(ii)
Financing	6.15(b)
Financing Parties	9.11(j)

v

Defined Term	Section

Foreign Competition Laws	5.1(d)(i)
Founder Shares	9.11(k)
FPA Investors	9.11(l)
GAAP	9.11(m)
Government Official	5.1(j)(ii)
Governmental Consents	7.1(b)
Governmental Entity	5.1(d)(i)
Hazardous Materials	5.1(m)
Holdings	9.11(w)
HSR Act	5.1(d)(i)
Incremental Debt Financing Cooperation	6.15(l)
Indebtedness	5.1(e)(v)
Indemnified Parties	6.11(a)
Information Technology	5.1(o)(vi)
Initial Effective Time	1.3(a)
Initial Merger	Recitals
Intellectual Property Right	5.1(o)(v)
Intentional Breach	8.5(a)
Company Intervening Event	6.2(d)
IRS	5.1(h)(iv)
Knowledge of Parent	5.2(i)
Knowledge of the Company	9.11(o)
Laws	5.1(j)(i)
Leased Real Property	5.1(p)
Legacy Merger Agreement	9.11(p)
Lenders	5.2(k)(i)
Letter of Transmittal	4.2(b)
Licenses	5.1(j)(i)
Lien	5.1(b)(ii)
Material Contracts	5.1(k)
Merger Amounts	5.2(k)(iv)
Merger Consideration	4.1(a)(i)
Merger Materials	6.4(b)
Merger Sub I	Preamble
Merger Sub II	Preamble
Mergers	Recitals
Multiemployer Plan	5.2(l)(iv)
NASDAQ	9.11(q)
Nexeo Solutions	9.11(w)
Non-Recourse Party	9.16

Defined Term	Section

NYSE	5.2(a)
Option Payment	4.7(a)
Order	5.1(j)(i)
Owned Real Property	5.1(p)
Parent	Preamble
Parent Acquisition Proposal	6.3(d)
Parent Change in Recommendation	6.3(e)
Parent Closing Price	9.11(t)
Parent Common Stock	4.1(a)(i)
Parent Disclosure Letter	5.2
Parent Material Adverse Effect	5.2(a)
Parent Payment	8.5(f)
Parent Pension Plans	5.2(l)(i)
Parent Preferred Stock	5.2(b)
Parent Proxy Statement	6.4(b)
Parent Recommendation	5.2(d)
Parent Reports	5.2(f)(i)
Parent Share Issuance	Recitals
Parent Shareholder Approval	5.2(d)
Parent Shareholder Meeting	6.4(e)
Parent Superior Proposal	6.3(d)
Parent Termination Fee	8.5(c)
Parent Trading Price	9.11(s)
Park West Investors	9.11(v)
Paying Agent	4.2(a)
Payment	8.5(f)
Payoff Letters	6.15(d)
PBGC	5.2(l)(iii)
Per Share Cash Amount	9.11(x)
Per Share Cash Equivalent Consideration	9.11(y)
Per Share Cash Reduction Amount	9.11(z)
Permitted Liens	9.11(w)
Person	4.2(b)
Personal Data	5.1(o)(vii)
Plastics Material Adverse Effect	9.11(aa)
Preferred Shares	5.1(b)(i)
Proceedings	5.1(g)
Real Property	5.1(p)
Registration Statement	6.4(b)
Related Party Arrangement	5.1(s)

Defined Term	Section

Replacement Financing	6.15(a)
Representatives	9.11(bb)
Required Bond Information	6.15(e)(i)
Required Governmental Consents	7.1(b)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	5.1(e)(i)
Second Request	6.5(a)
Securities Act	5.1(d)(i)
Shareholder Written Consent	6.4(c)
Shares	4.1(a)(i)
Stock Consideration	4.1(a)(i)
Sub Holdco	9.11(w)
Subsequent Certificate of Merger	1.3(b)
Subsequent Effective Time	1.3(b)
Subsequent Merger	Recitals
Subsidiary	9.11(cc)
Subsidiary-Owned Share	4.1(a)(i)
Company Superior Proposal	6.2(d)
Support Agreement Failure	6.4(a)
Support Agreements	Recitals
Surviving Company	1.1
Surviving Corporation	1.1
Surviving Corporation Share	4.1(a)(iv)
Takeover Statute	5.1(l)
Tax	5.1(n)
Tax Receivable Agreement	9.11(dd)
Tax Return	5.1(n)
Taxable	5.1(n)
Taxes	5.1(n)
Term Facility	9.11(w)
Termination Date	8.2(a)
TPG Investors	9.11(ee)
TRA Termination Agreement	Recitals
Uncertificated Shares	4.1(a)(i)
under common control with	9.11(d)
Warrant Adjustment Consideration	(ii)
Warrant Agent	9.11(ff)
Warrant Agreement	9.11(gg)
Warrant Price	9.11(hh)
Warrants	9.11(jj)
Written Consent Failure	6.4(c)
Written Consent Parties	Recitals

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of September 17, 2018, among Nexeo Solutions, Inc., a Delaware corporation (the “Company”), Univar Inc., a Delaware corporation (“Parent”), Pilates Merger Sub I Corp, a Delaware corporation and direct wholly owned Subsidiary of Parent (“Merger Sub I”), and Pilates Merger Sub II LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub II”).

RECITALS

WHEREAS, the board of directors of the Company, by resolutions duly adopted, has approved the merger of Merger Sub I with and into the Company with the Company as the surviving corporation in the merger (the “Initial Merger”) and, immediately following the Initial Merger, the merger of the Company, as the surviving corporation in the Initial Merger, with and into Merger Sub II with Merger Sub II as the surviving company in the subsequent merger (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), in each case upon the terms and subject to the conditions set forth in this Agreement, and approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, and has resolved to recommend to its shareholders the adoption of this Agreement;

WHEREAS, the board of directors of Parent, by resolutions duly adopted, has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers and the issuance of shares of Parent Common Stock in the Initial Merger (the “Parent Share Issuance”), in each case upon the terms and subject to the conditions set forth in this Agreement, and has resolved to recommend to its shareholders the approval of the Parent Share Issuance;

WHEREAS, the board of directors of Merger Sub I, by resolutions duly adopted, has approved the Initial Merger upon the terms and subject to the conditions set forth in this Agreement, has approved and declared advisable this Agreement, and has resolved to recommend to its shareholder the adoption of this Agreement;

WHEREAS, the sole member of Merger Sub II, by resolutions duly adopted, has approved the Subsequent Merger upon the terms and subject to the conditions set forth in this Agreement, and has approved and declared advisable this Agreement;

WHEREAS, for U.S. federal income tax purposes, (a) the parties intend that the Initial Merger and the Subsequent Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder;

WHEREAS, as an inducement to and a condition of Parent’s willingness to enter into this Agreement, the TPG Investors are concurrently entering into a TRA Termination Agreement in the form attached hereto as Exhibit A (the “TRA Termination Agreement”) which provides for the termination, at or prior to the Closing, on the terms set forth therein, of the Tax Receivable Agreement;

WHEREAS, following the execution and delivery of this Agreement, it is anticipated that the TPG Investors and the FPA Investors (the “Written Consent Parties”), in their capacity as direct and indirect shareholders of the Company, as applicable, will each enter into support agreements in the forms attached hereto as Exhibit B-1 and Exhibit B-2, respectively (the “Support Agreements”); and

WHEREAS, the Company, Parent, Merger Sub I and Merger Sub II desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGERS; CLOSING; EFFECTIVE TIME

1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, at the Initial Effective Time, Merger Sub I shall be merged with and into the Company and the separate corporate existence of Merger Sub I shall thereupon cease. The Company shall be the surviving corporation in the Initial Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Initial Merger, except as set forth in Article II, as a direct wholly owned Subsidiary of Parent. The Initial Merger shall have the effects specified in the Delaware General Corporation Law (the “DGCL”). Immediately following the Initial Effective Time, upon the terms and subject to the conditions set forth in this Agreement, the Surviving Corporation shall be merged with and into Merger Sub II and the separate corporate existence of the Surviving Corporation shall thereupon cease. Merger Sub II shall be the surviving company in the Subsequent Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate existence of Merger Sub II with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Initial Merger, except as set forth in Article II, as a direct wholly owned subsidiary of Parent. The Subsequent Merger shall have the effects specified in the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”).

1.2 Closing. The closing of the Mergers (the “Closing”) shall take place (a) at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, as soon as reasonably practicable, and in no event later than three (3) Business Days, following the day on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) shall have been satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and Parent may otherwise agree in writing; provided, however, that without the prior written consent of Parent, the Closing shall not occur prior to November 1, 2018 (the date on which the Closing occurs, the “Closing Date”). For purposes of this Agreement, the term “Business Day” shall mean any day of the year on which banks are not required or authorized by Law to close in New York City or in Illinois.

1.3 Effective Time.

(a) At the Closing, the Company and Merger Sub I will cause a Certificate of Merger with respect to the Initial Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Initial Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other time as may be agreed upon by the parties hereto in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Initial Effective Time”).

(b) At the Closing, immediately following the Initial Effective Time, the Surviving Corporation and Merger Sub II will cause a Certificate of Merger with respect to the Subsequent Merger (the “Subsequent Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA. The Subsequent Merger shall become effective at the time when the Subsequent Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other time immediately following the Initial Effective Time as may be agreed upon by the parties hereto in writing and set forth in the Subsequent Certificate of Merger in accordance with the DGCL and the DLLCA (the “Subsequent Effective Time”).

ARTICLE II

ORGANIZATIONAL DOCUMENTS

OF THE SURVIVING CORPORATION AND THE SURVIVING COMPANY

2.1 The Certificate of Incorporation. At the Initial Effective Time, the certificate of incorporation of Merger Sub I in effect immediately prior to the Initial Effective Time shall be the certificate of incorporation (the “Certificate of Incorporation”) of the Surviving Corporation.

2.2 The Bylaws. At the Initial Effective Time, the bylaws of Merger Sub I in effect immediately prior to the Initial Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law, except that references to the name of Merger Sub I shall be replaced by the name of the Surviving Corporation.

2.3 LLC Constituent Documents. At the Subsequent Effective Time, the certificate of formation and limited liability company agreement of Merger Sub II in effect immediately prior to the Subsequent Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company, until thereafter amended as provided therein or by applicable Law.

ARTICLE III

DIRECTORS AND OFFICERS

OF THE SURVIVING CORPORATION AND THE SURVIVING COMPANY

3.1 Directors of Surviving Corporation. The parties hereto shall take all actions necessary so that the directors of Merger Sub I immediately prior to the Initial Effective Time shall, from and after the Initial Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

3.2 Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that the officers of Merger Sub I immediately prior to the Initial Effective Time shall, from and after the Initial Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

3.3 Officers of the Surviving Company. The parties hereto shall take all actions necessary so that the officers of Merger Sub II immediately prior to the Subsequent Effective Time shall, from and after the Subsequent Effective Time, be the officers of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Company.

ARTICLE IV

EFFECT OF THE MERGERS ON SECURITIES;

EXCHANGE

4.1 Effect on Capital Stock.

(a) Initial Merger. At the Initial Effective Time, as a result of the Initial Merger and without any action on the part of the holder of any capital stock of the Company, Parent or Merger Sub I:

(i) Merger Consideration. Each share of common stock, $0.0001 par value, of the Company, including, for the avoidance of doubt, the Founder Shares (the “Shares”), issued and outstanding immediately prior to the Initial Effective Time (other than (x) Shares owned by any of Parent, Merger Sub I, Merger Sub II and the Company, (y) Shares that are owned by shareholders (“Dissenting Shareholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (each such Share referred to in clauses (x) and (y) above, an “Excluded Share” and, collectively, “Excluded Shares”) and (z) Shares owned by any direct or indirect wholly owned Subsidiary of the Company or Parent (other than Merger Sub I or Merger Sub II) (each such Share referred to in clause (z), a “Subsidiary-Owned Share”)) shall be converted into the right to receive (A) the Per Share Cash Amount without interest (the “Cash Consideration”) and (B) 0.305 (the “Exchange Ratio”) of a share of common stock, $0.01 par value, of Parent (“Parent Common Stock”) per Share, subject to Section 4.2(i) with respect to fractional shares (the “Stock Consideration” and, together with the Cash Consideration and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 4.2(i), the “Merger Consideration”). At the Initial Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and (1) each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares or Subsidiary-Owned Shares) and (2) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares or Subsidiary-Owned Shares) shall thereafter represent only the right to receive the Merger Consideration, each Certificate and Uncertificated Share formerly representing Subsidiary-Owned Shares shall represent only the right to receive an amount of Parent Common Stock referred to in Section 4.1(a)(iii), and each Certificate and Uncertificated Share formerly representing Shares owned by Dissenting Shareholders shall thereafter represent only the right to receive the payment of which reference is made in Section 4.3.

(ii) Cancellation of Excluded Shares. Subject to Section 4.3, each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(iii) Conversion of Subsidiary-Owned Shares. Each Subsidiary-Owned Share shall be converted into the right to receive a number of shares of Parent Common Stock (rounded to the nearest share) equal to (A) the Exchange Ratio plus (B) the quotient of (x) the Cash Consideration divided by (y) the last reported sale price of Parent Common Stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Initial Effective Time. As promptly as practicable following the Initial Effective Time, Parent shall make arrangements for the surrender and cancellation of any Certificates formerly representing Subsidiary-Owned Shares and for the delivery to each holder of Subsidiary-Owned Shares of the number of full shares of Parent Common Stock into which the aggregate number of Subsidiary-Owned Shares held by each such holder shall have been converted pursuant to this Section 4.1(a)(iii).

(iv) Merger Sub I. Each common share, $0.01 par value, of Merger Sub I issued and outstanding immediately prior to the Initial Effective Time shall be converted into one common share, $0.01 par value, of the Surviving Corporation (the “Surviving Corporation Share”).

(b) Subsequent Merger. At the Subsequent Effective Time, as a result of the Subsequent Merger and without any action on the part of the holder of any capital stock of the Surviving Corporation, Parent or Merger Sub II (i) the limited liability company interests of Merger Sub II issued and outstanding immediately prior to the Subsequent Effective Time shall be converted into the limited liability company interests of the Surviving Company and (ii) the Surviving Corporation Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

4.2 Exchange of Certificates.

(a) Paying Agent. On the Closing Date, Parent shall deposit, or cause to be deposited, with the transfer agent for the Parent common stock (or, if such Person is unwilling or unable to serve in such capacity, another paying and exchange agent selected by Parent with the Company’s prior approval, which shall not be unreasonably withheld or delayed) (the “Paying Agent”), (i) an aggregate amount of cash, for the benefit of the holders of Shares (other than the Excluded Shares and the Subsidiary-Owned Shares), comprising the amount of Cash

Consideration and cash in lieu of fractional shares of Parent Common Stock required to be delivered pursuant to Section 4.1(a)(i) in respect of Shares (other than the Excluded Shares and the Subsidiary-Owned Shares), (ii) an aggregate number of uncertificated, book-entry shares of Parent Common Stock, for the benefit of the holders of Shares (other than the Excluded Shares and the Subsidiary-Owned Shares), comprising the number of shares of Stock Consideration required to be delivered pursuant to Section 4.1(a)(i) in respect of Shares (other than the Excluded Shares and the Subsidiary-Owned Shares) (such cash and uncertificated, book-entry shares of Parent Common Stock being hereinafter referred to as the “Exchange Fund”) and (iii) make available to the Surviving Company, for the benefit of the holders of the Warrants, cash and shares of Parent Common Stock sufficient to make payment of the amounts payable with respect to the Alternative Issuance (to the extent such amounts are payable). The Paying Agent shall invest the cash portion of Exchange Fund as directed by Parent; provided that (A) such investments shall be an obligation of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (B) no such investment (or losses thereon) shall affect the amount of Merger Consideration payable to the holders of Shares pursuant to Section 4.1(a). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the Cash Consideration as contemplated hereby, Parent shall as promptly as practicable replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. No later than five (5) Business Days prior to the Closing, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company (which confirmation of satisfaction shall not be unreasonably withheld, conditioned or delayed), to effect the applicable terms of this Agreement.

(b) Exchange Procedures. Promptly after the Initial Effective Time (and in any event within four (4) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of Certificates (other than Excluded Shares and the Subsidiary-Owned Shares) a letter of transmittal (a “Letter of Transmittal”) in customary form with such other provisions as Parent may reasonably specify advising such holder of the effectiveness of the Initial Merger and the conversion of its Shares into the right to receive the Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) and instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) and for receiving the Merger Consideration. As soon as reasonably practicable upon the delivery of a duly completed and executed Letter of Transmittal and surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of the

Letter of Transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor the number of full shares of Stock Consideration (which shall be in uncertificated, book-entry form) and the amount of Cash Consideration (together with any amounts to be paid in respect of any dividends or other distributions to which holders are entitled pursuant to Section 4.2(h) and cash in lieu of fractional shares of Parent Common Stock pursuant to Section 4.2(i)), into which the aggregate number of Shares formerly represented by such Certificate shall have been converted pursuant to Section 4.1(a)(i) (and in each case, after giving effect to any required Tax withholding provided in Section 4.2(f)) and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable in connection with the Mergers, including the Merger Consideration. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or similar Taxes have been paid or are not applicable. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(c) Transfers. From and after the Initial Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Initial Effective Time. From and after the Initial Effective Time, the holders of Certificates shall cease to have any rights with respect to Shares formerly represented thereby, except as otherwise provided herein or by Law.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the former shareholders of the Company for one-hundred and eighty (180) days after the Initial Effective Time shall be delivered, at Parent’s option, to Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any payment of cash (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required by the Paying Agent or Parent as indemnity against any claim that may be made against it, the Paying Agent or the Surviving Company with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration that would have been issuable or payable pursuant to the provisions of this Article IV (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) had such lost, stolen or destroyed Certificate been surrendered.

(f) Withholding Rights. Notwithstanding anything herein to the contrary, each of Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall, to the extent required by applicable Law, be remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any applicable Taxes required to be deducted or withheld shall first reduce the cash portion of the Merger Consideration, and then, only if the cash portion of the Merger Consideration is insufficient to satisfy such Tax withholdings, the stock portion of the Merger Consideration.

(g) Uncertificated Shares. Promptly after the Initial Effective Time (and in any event within five (5) Business Days thereafter), Parent shall cause the Paying Agent to (i) mail to each holder of Uncertificated Shares (other than Excluded Shares and Subsidiary-Owned Shares) materials advising such holder of the effectiveness of the Initial Merger and the conversion of its Shares into the right to receive the Merger Consideration and (ii) deliver to each holder of Uncertificated Shares (other than Excluded Shares and the Subsidiary-Owned Shares) the number of full shares of Stock Consideration (which shall be in uncertificated, book-entry form) and the amount of Cash Consideration, into which the aggregate number of Uncertificated Shares held by each such holder shall have been converted pursuant to Section 4.1(a)(i) (after giving effect to any required Tax withholdings as provided in Section 4.2(f)), without interest thereon.

(h) Distributions with Respect to Unexchanged Certificates. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Initial Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate in accordance with Section 4.2(b), there shall be paid to such holder of shares of Parent Common Stock issuable as Stock Consideration in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Initial Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Initial Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(i) No Fractional Shares of Parent Common Stock. No certificates or scrip representing less than one share of Parent Common Stock shall be issued hereunder. Notwithstanding any other provision of this Agreement, each holder of a Share converted pursuant to Section 4.1(a) who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Initial Effective Time.

(j) No Further Ownership Rights in the Shares. All shares of Parent Common Stock issued and cash paid upon conversion of the Shares (including the Founder Shares) in accordance with the terms of this Article IV shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the Shares (including the Founder Shares).

4.3 Dissenters’ Rights. No Dissenting Shareholder shall be entitled to receive cash pursuant to the provisions of this Article IV unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the Initial Merger under the DGCL, and any Dissenting Shareholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Shareholder. If any Person who otherwise would be deemed a Dissenting Shareholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Shareholder is not entitled to relief provided by Section 262 of the DGCL with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted, as of the Initial Effective Time, into the right to receive the Merger Consideration without interest and less any required Tax withholding. The Company shall give Parent (a) prompt written notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to shareholders’ rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily offer to make or make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

4.4 Adjustments to Prevent Dilution. In the event that either party changes the number of Shares or securities convertible or exchangeable into or exercisable for any such Shares, in each case issued and outstanding prior to the Initial Effective Time as a result of a stock distribution, reclassification, stock split (including a reverse stock split), stock dividend, recapitalization, subdivision, or other similar transaction undertaken in accordance with the terms of this Agreement, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration.

4.5 Treatment of Founder Shares. At the Initial Effective Time, each Founder Share and all restrictions in respect thereof, shall, by virtue of the Initial Merger and without any action on the part of any holder thereof, cease to exist, and each Founder Share shall be converted into the right to receive the Merger Consideration pursuant to Section 4.1(a)(i) in accordance with the procedures set forth in this Article IV.

4.6 Treatment of Company Warrants. The holders of the Warrants issued and outstanding immediately prior to the Initial Effective Time shall, following the Initial Effective Time, have the right to purchase from the Surviving Company the Alternative Issuance (as defined in the Warrant Agreement) upon the basis and upon the terms and conditions specified in the Warrants and the Warrant Agreement.

4.7 Treatment of Equity Awards.

(a) Treatment of Stock Options. At the Initial Effective Time, each outstanding option to purchase Shares (each, a “Company Option”), whether vested or unvested, shall: (i) if the exercise price of such Company Option is equal to or greater than the Per Share Cash Equivalent Consideration, terminate and be cancelled as of immediately prior to the Initial Effective Time, without any consideration being payable in respect thereof, and have no further force or effect, and (ii) if the exercise price of such Company Option is less than the Per Share Cash Equivalent Consideration, terminate and be cancelled as of immediately prior to the Initial Effective Time and be converted into the right to receive, in respect of each Net Share covered by such Company Option, the Merger Consideration, net of any Taxes withheld pursuant to Section 4.2(f). Following the Initial Effective Time, no such Company Option that was outstanding immediately prior to the Initial Effective Time shall remain outstanding and each former holder of any such Company Option shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.7(a) in exchange for such Company Options in accordance with this Section 4.7(a). The Cash Consideration payable under this Section 4.7(a) to each former holder of a Company Option that was outstanding immediately prior to the Initial Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Initial Effective Time (but in any event not later than ten (10) Business Days thereafter).

(b) Treatment of Restricted Stock. Each outstanding award of restricted Shares (each, a “Company Restricted Stock Award”) that is outstanding as of immediately prior to the Initial Effective Time shall terminate and be cancelled as of immediately prior to the Initial Effective Time and be converted into the right to receive the Merger Consideration, net of any Taxes withheld pursuant to Section 4.2(f), with respect to the number of Shares subject to such Company Restricted Stock Award immediately prior to the Initial Effective Time. Following the Initial Effective Time, no such Company Restricted Stock Award that was outstanding immediately prior to the Initial Effective Time shall remain outstanding and each former holder of any such Company Restricted Stock Award shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.7(b) in exchange for such Company Restricted Stock Award in accordance with this Section 4.7(b). The Cash Consideration payable under this Section 4.7(b) to each former holder of a Company Restricted Stock Award that was outstanding immediately prior to the Initial Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Initial Effective Time (but in any event not later than ten (10) Business Days thereafter).

(c) Treatment of Performance Share Units. Each outstanding award of performance share units (each, a “Company Performance Share Unit Award”) that is outstanding or payable as of immediately prior to the Initial Effective Time, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the Initial Effective Time and be converted into the right to receive the Merger Consideration, net of any Taxes withheld pursuant to Section 4.2(f), with respect to the number of Shares subject to such Company Performance Share Unit Award based on actual performance through the latest practicable date prior to the Closing Date. Following the Initial Effective Time, no such Company Performance Share Unit Award that was outstanding immediately prior to the Initial Effective Time shall remain outstanding and each former holder of any such Company Performance Share Unit Award shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.7(c) in exchange for such Company Performance Share Unit Award in accordance with this Section 4.7(c). The Cash Consideration payable under this Section 4.7(c) to each former holder of a Company Performance Share Unit Award that was outstanding immediately prior to the Initial Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Initial Effective Time (but in any event not later than ten (10) Business Days thereafter) or such later time as required to comply with Section 409A of the Code.

(d) Treatment of Share-Settled Restricted Share Units. Each outstanding award of Share-settled restricted share units (each, a “Company RSU-S Award”) that is outstanding or payable as of immediately prior to the Initial Effective Time, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the Initial Effective Time and be converted into the right to receive the Merger Consideration net of any Taxes withheld pursuant to Section 4.2(f), with respect to the number of Shares subject to such Company RSU-S Award immediately prior to the Initial Effective Time. Following the Initial Effective Time, no such Company RSU-S Award that was outstanding immediately prior to the Initial Effective Time shall remain outstanding and each former holder of any such Company RSU-S Award shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.7(d) in exchange for such Company RSU-S Award in accordance with this Section 4.7(d). The Cash Consideration payable under this Section 4.7(d) to each former holder of a Company RSU-S Award that was outstanding immediately prior to the Initial Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Initial Effective Time (but in any event not later than ten (10) Business Days thereafter) or such later time as required to comply with Section 409A of the Code.

(e) Treatment of Cash-Settled Restricted Share Units. Each outstanding award of cash-settled restricted share units (each, a “Company RSU-C Award”) that is outstanding or payable as of immediately prior to the Initial Effective Time, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the Initial Effective Time and be converted into the right to receive an amount in cash equal to the Per Share Cash Equivalent Consideration net of any Taxes withheld pursuant to Section 4.2(f), with respect to each Share subject to such Company RSU-C Award immediately prior to the Initial Effective Time. Following the Initial Effective Time, no such Company RSU-C Award that was outstanding immediately prior to the Initial Effective Time shall remain outstanding and each former holder of any such Company RSU-C Award shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.7(e) in exchange for such Company RSU-C Award in accordance with this Section 4.7(e). The amount of cash payable under this Section 4.7(e) to each former holder of a Company RSU-C Award that was outstanding immediately prior to the Initial Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Initial Effective Time (but in any event not later than ten (10) Business Days thereafter) or such later time as required to comply with Section 409A of the Code.

(f) No Fractional Shares of Parent Common Stock. No certificates or scrip representing less than one share of Parent Common Stock shall be issued under this Section 4.7. Notwithstanding any other provision of this Section 4.7, each holder of a Company Equity Award who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Equity Awards held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Initial Effective Time.

(g) Prior to the Initial Effective Time, the Company shall pass resolutions as are necessary for the treatment of the Company Equity Awards as contemplated by this Section 4.7.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company in connection with the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or, as disclosed in any Company Reports filed on or after September 30, 2017 and prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” section and any disclosures included in any such Company Reports that are cautionary, predictive or forward looking in nature), the Company hereby represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent complete and correct copies of the respective certificate of incorporation and bylaws (or comparable organizational documents) of the Company and each of its Subsidiaries as amended to and as in effect on the date of this Agreement.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of (A) 300,000,000 Shares and (B) 1,000,000 preferred shares, par value $0.0001 (the “Preferred Shares”). As of the close of business on September 10, 2018, 89,747,062 Shares were issued and 89,727,546 outstanding, of which 12,476,250 are Founder Shares, and no Preferred Shares were issued and outstanding on such date. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable. As of September 10, 2018, there were an aggregate of 9,000,000 Shares reserved for, and 5,019,535 Shares subject to, issuance pursuant to the Company Stock Plan identified in Section 5.1(b)(i)(A) of the Company Disclosure Letter as being the only Company Stock Plan pursuant to which Shares may be issued (the “Company Stock Plan”) and 25,012,500 Shares were subject to purchase under the Warrants. As of September 10, 2018, there were an aggregate of 50,025,000 outstanding Warrants issued to public investors in the Company’s initial public offering. Except as provided in the preceding sentence and except for Shares that after the date hereof become reserved for issuance or subject to issuance as permitted under this Agreement, the Company has no Shares reserved for, or subject to, issuance, or any commitment to authorize, issue, transfer or sell any Shares. Following the payment made pursuant to Section 6.15(d), no Person shall have any further entitlement or rights to receive payment from the Company, Parent or any of their respective Subsidiaries pursuant to the Legacy Merger Agreement and the transactions contemplated thereby. The Company has no Preferred Shares or other shares of capital stock reserved for or subject to issuance (it being understood that “other shares of capital stock” shall not include Shares). The outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). All of the rights, terms, preferences, restrictions or other provisions, including any antitakeover provision, applicable to the Shares are set forth in the Company Certificate of Incorporation and the Company Bylaws, agreements with Company shareholders set forth on Section 5.1(b)(i) of the Company Disclosure Letter, true and complete copies of which have been made available to Parent at least two (2) Business Days prior to the date hereof, or the applicable provisions of the DGCL. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. Except as set forth in this Section 5.1(b)(i), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity or voting securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(ii) From September 10, 2018 to the execution of this Agreement, the Company has not issued any Shares except pursuant to the exercise of Company Options, Warrants or the settlement of Company Performance Share Unit Awards and Company RSU-S Awards outstanding as of September 10, 2018, in accordance with their terms and, since September 10, 2018, except as permitted by this Agreement for the period following the date of this Agreement, the Company has not issued any Company Options, Warrants, Company Restricted Stock Awards, Company RSU-S Awards, Company RSU-C Awards, or Company Performance Share Unit Awards. Upon any issuance of any Shares in accordance with the terms of the Company Stock Plan, such Shares will be duly authorized, validly issued and fully paid and nonassessable and free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Lien (other than any Permitted Liens). Section 5.1(b)(ii) of the Company Disclosure Letter contains a correct and complete list as of September 10, 2018 of (v) the number of Shares subject to outstanding Company RSU-C Awards, (w) the number of Shares subject to outstanding Company RSU-S Awards, (x) the number of Shares subject to outstanding Company Options, together with the weighted average exercise price of such Company Options, (y) the number of Shares outstanding covered by Company Restricted Stock Awards and (z) the number of Shares subject to outstanding Company Performance Share Unit Awards (assuming the achievement of performance criteria (I) at maximum levels and (II) at target levels). No Subsidiary of the Company holds shares of capital stock of the Company.

(iii) Section 5.1(b)(iii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (A) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (B) any other Person in which the Company or any of its Subsidiaries may hold capital stock or other equity interest that has a book value in excess of $500,000 (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan). No Subsidiary of the Company owns any Shares. As of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity or voting securities of any of the Subsidiaries of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of any of the Subsidiaries of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(iv) Section 5.1(b)(iv) of the Company Disclosure Letter sets forth any voting trusts, proxies, shareholder agreements or other agreements or understandings to which the Company is a party with respect to the voting of Shares.

(v) Section 5.1(b)(v) of the Company Disclosure Letter sets forth a list of all bonds, debentures, notes or other material third party debt obligations in excess of $500,000 that the Company or any of its Subsidiaries has issued and are outstanding as of the date of this Agreement.

(c) Corporate Authority and Approval; Financial Advisor Opinions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, have been duly authorized by all necessary corporate action on the part of the Company except for obtaining the Company Shareholder Approval (as defined below) and the filing of the Certificate of Merger with the Secretary of the State of Delaware, and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby. The adoption of this Agreement by a majority of the outstanding Shares at a meeting of the shareholders of the Company or by written consent of shareholders in lieu of a meeting is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Mergers (the “Company Shareholder Approval”). As of the date hereof, the Written Consent Parties collectively hold, in the aggregate, at least 51,708,944 Shares. Upon the execution and delivery of the Shareholder Written Consent by the Written Consent Parties in accordance with Section 6.4(c), the Company Shareholder Approval shall have been obtained. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by Parent, Merger Sub I and Merger Sub II) constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). As of the date of this Agreement, the board of directors of the Company has unanimously (i) (A) determined that the Mergers are fair to, and in the best interests of, the Company and its shareholders, (B) approved the Mergers, (C) approved and declared advisable this Agreement and the other transactions contemplated hereby, and (D) subject to Section 6.2, resolved to recommend the adoption of this Agreement to the holders of the Shares (the “Company

Recommendation”), (ii) received the opinion of Moelis & Company LLC (“Moelis”), to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration to be received by holders of Shares pursuant to this Agreement (other than the Written Consent Parties) is fair, from a financial point of view, to such holders and (iii) directed that this Agreement be submitted to the holders of Shares for their adoption. The board of directors of the Company has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby.

(d) Governmental Filings; No Violations.

(i) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (A) pursuant to Section 1.3, (B) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) or any applicable foreign Antitrust Laws (the “Foreign Competition Laws”) in connection with the Mergers, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”) and (C) to comply with state securities or “blue-sky” Laws, no filings, notices and/or reports are required to be made by the Company or its Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by the Company or its Subsidiaries from, any domestic, foreign or transnational governmental, competition or regulatory authority, court, arbitral tribunal agency, commission, body or other legislative, executive or judicial governmental entity or self-regulatory agency (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company and/or the consummation by the Company of the Mergers and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Mergers and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the Second Amended and Restated Certificate of Incorporation of the Company, dated June 9, 2016 (the “Company Certificate of Incorporation”) or the Amended and Restated Bylaws (the “Company Bylaws”) or the comparable governing instruments of any of its Subsidiaries, (B) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation (“Contracts”) binding upon the Company or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Mergers and the other transactions contemplated hereby) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 5.1(d)(i) are made or obtained and receipt of the Company Shareholder Approval, under any Law, Order or License to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations under any Contract to which the Company or any of its Subsidiaries is a party, except, in the case of clauses (B) and (C) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2016 (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the Applicable Date, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(iii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available prior to the date of this Agreement to Parent (I) either materials relating to or a summary of any disclosure of matters described in clause (x) or (y) in the preceding sentence made by management of the Company to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (II) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of the Company or its auditors to the audit committee as required by the listing standards of the NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters, including from Company Employees regarding questionable accounting, auditing or legal compliance matters have, to the Knowledge of the Company, been received by the Company.

(iv) Each of the audited and unaudited interim consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the audited and unaudited interim consolidated statements of income, cash flows and changes in shareholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto, and in compliance as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(v) Neither the Company nor any of its Subsidiaries has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of the Company or any of its Subsidiaries, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by the Company or any of its Subsidiaries of registration under the Exchange Act. As used in this Agreement, the term “Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (A) for borrowed money (including deposits or advances of any kind to such Person); (B) evidenced by bonds, debentures, notes or similar instruments; (C) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (D) pursuant to securitization or factoring programs or arrangements; (E) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (F) to maintain or cause to be maintained the financing or financial position of others; (G) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (H) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon.

(f) Absence of Certain Changes. Since September 30, 2017 until the date of this Agreement, there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. Since June 30, 2018 and through the date hereof, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice in all material respects, except for the negotiation, execution delivery and performance of this Agreement and the transactions contemplated hereby and neither the Company nor any of its Subsidiaries has taken any of the actions referenced in clause (i), (ii), (vi), (vii), (x), (xi) or (xii) of Section 6.1(a) that, if taken after the date hereof, would require the consent of Parent. Since June 30, 2018 through the date hereof, there has not been any material loss, damage, destruction or other casualty to the assets or properties of the Company or any of its Subsidiaries other than (A) any for which insurance awards have been received or guaranteed and (B) for such failures as would not individually or in the aggregate have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

(g) Litigation and Liabilities. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings (“Proceedings”), pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of September 30, 2017 and the notes thereto set forth in the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2017 (the “Company Balance Sheet”); (ii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; or (iii) liabilities or obligations that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect (except to the extent expressly consented to by Parent pursuant to Section 6.5).

(h) Employee Benefits.

(i) For the purposes of this Agreement, the term “Company Plan” shall mean any benefit and compensation plan, policy, program or arrangement maintained, sponsored or contributed to by the Company or any of its Subsidiaries covering current or former employees of the Company and its Subsidiaries (“Company Employees”) or current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any incentive and bonus, deferred compensation, stock purchase, employment, retirement, retention, change in control, profit sharing, severance, restricted stock, stock option, stock appreciation rights or stock based plans, excluding any statutory plans. Each material Company Plan as of the date of this Agreement is listed in Section 5.1(h)(i) of the Company Disclosure Letter.

(ii) With respect to each material Company Plan, the Company has made available to Parent prior to the date hereof, or, solely with respect to the plans set forth on Section 5.1(h)(ii) of the Company Disclosure Letter, will make available to Parent within ten days following the date hereof, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (A) all plan documents, summary plan descriptions, and amendments related to such plans and any related trust agreement, (B) the most recent Form 5500 Annual Report and (C) the most recent audited financial statement and actuarial valuation.

(iii) All Company Plans are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not be reasonably likely to result in any liability that is material to the Company and its Subsidiaries, taken as a whole. All contributions or other amounts required to be made or paid by the Company or any of its Subsidiaries pursuant to each Company Plan have been timely paid or accrued in accordance with GAAP or applicable international accounting standards, except as would not be reasonably likely to result in any liability that is material to the Company and its Subsidiaries, taken as a whole.

(iv) Each Company Plan intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(v) Neither the Company nor any of its Subsidiaries or ERISA Affiliates sponsors or contributes to, or has any liability in respect of (A) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (B) a “multiple employer plan” as defined in Section 413(c) of the Code, or (C) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(vi) As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened litigation relating to the Company Plans, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(vii) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in combination with any other event, (A) result in any payment becoming due to any Company Employee or satisfy any prerequisite to any payment or benefit to any Company Employee, (B) increase any benefits under any Company Plan, (C) result in the acceleration of the time of payment, vesting or funding of any such benefits, (D) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Plan, or (E) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(viii) The Company is not a party to nor does it have any obligation under any Company Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(ix) No Company Plan provides life insurance or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable U.S. state Law.

(i) Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by work rules or a collective bargaining agreement or other similar Contract with a labor union or labor organization (collectively, “CBAs”). As of the date of this Agreement, except as would not result in any material liability to the Company and its Subsidiaries, taken as a whole, (A) neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel the Company to bargain with any labor union or labor organization, and (B) there is not pending or, to the Knowledge of the Company, threatened, any labor strike, walkout, work stoppage, slow-down or lockout affecting Company Employees. On and after the date of this Agreement, there has been no labor strike, walkout, work stoppage, slow-down or lockout affecting Company Employees, except as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The Company is in compliance with all applicable Laws governing employment or labor, including all contractual commitments and all such Laws relating to wages, hours, worker classification, contractors, immigration, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. The Company does not have any material requirement under Contract or Law to provide notice to, or to enter into any consultation procedure with, any labor union or other organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(j) Compliance with Laws; Licenses.

(i) The businesses of each of the Company and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in violation of any applicable federal, state, local, foreign or transnational law, statute or ordinance, common law, or any rule or regulation (collectively, “Laws”) or any order, judgment, injunction, ruling, writ, award or decree of any Governmental Entity (collectively, “Order”), except for such violations that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Company and its Subsidiaries possess each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and order issued or granted by a Governmental Entity (collectively, “Licenses”) necessary to conduct their respective businesses.

(ii) (A) The Company, its Subsidiaries and their respective officers, directors, employees and, to the Knowledge of the Company, agents are in compliance in all material respects with and since the Applicable Date have complied in all material respects with: (I) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) applicable to the Company, its Subsidiaries and such officers, directors, employees and agents, and (II) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated. Since the Applicable Date the Company, its Subsidiaries and/or their respective officers, directors, employees and, to the Knowledge of the Company, agents have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation of any material respect of the FCPA or any Laws described in clause (II). For purposes of this provision, “Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any directly or indirectly government-owned or -controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

(B) Neither the Company nor any of its Subsidiaries, nor any director, manager, employee or, to the Knowledge of the Company, agent of the Company or any of its Subsidiaries (in his or her capacity as a director, manager, employee or agent of the Company or any of its Subsidiaries), are, and since the Applicable Date, have been, subject to any actual, pending, or, to the Knowledge of the Company, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries relating to the FCPA or any other anti-bribery, anti-corruption or anti-money laundering Laws.

(k) Certain Contracts. Section 5.1(k) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which either the Company or any of its Subsidiaries is a party or bound, other than Contracts solely among the Company and its wholly owned Subsidiaries, which (i) provides that any of them will not compete with any other Person, or which grants “most favored nation” protections to the counterparty to such Contract, in each case that is material to the Company and its Subsidiaries, taken as a whole, or the Company Plastics Segment and, in each case, after the Effective Time would be binding upon Parent or any of its Subsidiaries (other than the Company and its Subsidiaries), (ii) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, (iii) requires the Company or its Subsidiaries (or, after the Initial Effective Time, Parent or its Subsidiaries) to deal exclusively with any Person or group of related Persons which Contract is material to the Company, and its Subsidiaries, taken as a whole, or the Company Plastics Segment, (iv) is a Contract for the lease of real or personal property providing for annual payments of $500,000 or more, (v) is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, (vi) is a Contract with respect to the purchase or sale of any assets for a purchase price which would reasonably be likely to exceed, or the fair market value of the assets of which would be reasonably likely to exceed, $3,500,000, (vii) was a material Contract entered into with Affiliates of the Company or any of its Subsidiaries (other than the Company and its Subsidiaries) that is not a Company Plan or that was entered into other than on arms’-length terms, (viii) relates to Indebtedness of the Company or any of its Subsidiaries in a principal amount that exceeds $5,000,000, individually, or relates to any Liens on assets of the Company or any of its Subsidiaries securing obligations in excess of $5,000,000, individually, (ix) is a Contract with respect to any material partnership, limited liability company, joint venture or other similar agreement or arrangement involving the Company or any of its Subsidiaries, on the one hand, and any third party, on the other hand, (x) any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) as to which there are any material ongoing obligations or that was entered into on or after the Applicable Date, (xi) is a Contract with a Governmental Entity or (xii) is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (xi) that has or would reasonably be likely to, either pursuant to its own terms or the terms of any related Contracts, involve payments or receipts in excess of $10,000,000 in any year (such Contracts required to be listed pursuant to clauses (i)-(xii) above, the “Material Contracts”). A true and complete copy of each Material Contract, as amended as of the date of this Agreement, including all schedules and exhibits thereto, has been made available to Parent prior to the date of this

Agreement. Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, be reasonably be likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(l) Takeover Statutes. The Company has taken all action necessary to exempt and/or exclude this Agreement and the transactions contemplated hereby, including the Merger, from: (i) the restrictions on business combinations set forth in § 203 of the DGCL; and (ii) any and all other similar antitakeover Law (each Law referred to in clauses (i) and (ii), a “Takeover Statute”). Accordingly, no Takeover Statute applies to this Agreement or the transactions contemplated hereby, including the Mergers.

(m) Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect: (i) the Company and its Subsidiaries and their respective operations and Real Property are and since the Applicable Date have been in compliance with all applicable Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all Licenses required under applicable Environmental Laws (“Environmental Licenses”) for the operation of their respective businesses or the occupancy of their Real Property; (ii) the Company and its Subsidiaries are not subject to any unresolved or pending or, to the Knowledge of the Company, threatened, Proceedings arising under or related to Environmental Laws including with respect to exposure of any Person to Hazardous Materials; (iii) to the Knowledge of the Company, neither the Company nor its Subsidiaries is subject to or knows of any basis for any obligations of the Company or its Subsidiaries to remediate, or liability with respect to, Hazardous Materials contamination at any site, property or facility (including the Real Property) pursuant to Environmental Laws; (iv) neither this Agreement nor the consummation of the transactions that are the subject of this Agreement will trigger any new obligations for site investigation or cleanup, or notification to or consent of Governmental Entities with jurisdiction over the investigation or cleanup of Hazardous Materials under Environmental Laws; and (v) neither the Company nor any of its Subsidiaries is subject to any outstanding obligations under any orders, decrees or injunctions concerning liability or obligations relating to any Environmental Law. To the Knowledge of the Company, the Company has made available to Parent copies of all material environmental reports and assessments, and other documents materially bearing on written and material environmental liabilities arising under Environmental Laws, relating to the businesses or properties of the Company and its Subsidiaries that are in their possession or under their reasonable control.

As used in this Agreement, (A) the term “Environmental Law” means any Law relating to human or worker health or safety (relating to exposure to Hazardous Materials), pollution or the protection of the environment or natural resources (including any release of Hazardous Materials into the environment); however, for the avoidance of doubt, this Environmental Law definition should not include Laws relating to product-based liability or product defects, including the failure to warn, and (B) the term “Hazardous Materials” means any substance, material or waste that is regulated, characterized or otherwise classified as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning and regulatory effect pursuant to any Environmental Law.

(n) Taxes.

(i) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect:

(A) The Company and each of its Subsidiaries (1) have prepared in good faith and duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by any of them, and all such Tax Returns are true, complete and accurate in all respects; (2) have (I) duly and timely paid all Taxes due and owing by any of them (whether or not shown as due on a Tax Return), and (II) duly and timely collected, withheld and remitted to the appropriate Governmental Entity, all Taxes required to be collected, withheld or remitted in connection with any amounts paid or owing to or received or owing from any employee, independent contractor, supplier, creditor, shareholder or other third party, in each case, except with respect to matters being contested in good faith and for which adequate reserves have been established, in accordance with GAAP, on the Company’s financial statements included in the Company Reports filed prior to the date hereof; and (3) have not waived or extended any statute of limitations or deadline with respect to the filing of any Tax Return or the time in which any Tax may be assessed or collected by any taxing authority (other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course or waivers or extensions that have already expired).

(B) There are no audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries that are pending or threatened in writing. There are no claims or assessments by any taxing authority concerning the Tax liability of the Company or any of its Subsidiaries, which claims or assessments have not been paid in full, finally settled, or withdrawn.

(C) The Company has made available to Parent prior to the date of this Agreement copies of the U.S. federal income Tax Returns filed by the Company and its Subsidiaries for each of the Taxable years ending after December 31, 2013.

(D) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(E) Within the past two (2) years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(F) Neither the Company nor any of its Subsidiaries is a party to, or has any liability under, any Tax matters, Tax allocation, Tax sharing or similar Contract or arrangement (other than (x) any such Contract or arrangement that is a commercial or employment agreement entered into in the ordinary course of business and no principal purpose of which relates to Taxes, or (y) any such Contract or arrangement exclusively between or among the Company and/or its Subsidiaries).

(G) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by Contract (other than any Contract that is a commercial or employment agreement entered into in the ordinary course of business and no principal purpose of which relates to Taxes).

(H) No written claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to Tax by, or be required to file Tax Returns in, such jurisdiction.

(I) There are no Liens with respect to Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(ii) Neither the Company nor any of its Subsidiaries has taken any action or is aware of any fact or circumstance that would reasonably be expected to prevent or impede the Initial Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (disregarding for this purpose the “continuity of interest” requirement set forth in Treasury Regulations Section 1.368-1(e)).

(iii) The information set forth in Section 5.1(n)(iii) of the Company Disclosure Letter is true, correct and complete in all material respects.

As used in this Agreement, (A) the term “Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes of any nature whatsoever, and all other duties or assessments in the nature of a tax, in each case imposed by a Governmental Entity, and together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions and (B) the term “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a taxing authority relating to Taxes, including any attachment thereto and any amendment thereof.

(o) Intellectual Property Rights.

(i) Section 5.1(o)(i) of the Company Disclosure Letter sets forth a list of all Intellectual Property Rights that have been registered with any Governmental Entity as of the date of this Agreement.

(ii) The operation of business by the Company and its Subsidiaries as it is conducted on the date of this Agreement does not infringe upon or misappropriate the Intellectual Property Rights of any third party in a manner that would reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. To the Knowledge of the Company, either the Company or a Subsidiary of the Company owns, or otherwise has a license or right to use or practice, all Intellectual Property Rights used or practiced in the conduct of their respective businesses as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

(iii) Neither the Company nor any of its Subsidiaries has received any written claim or notice from any Person since the Applicable Date alleging that the operation of the business of the Company or any of its Subsidiaries infringes upon or misappropriates any Intellectual Property Right of any third party which, if proven or established, would reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging that the operation of the business by the Company or any of its Subsidiaries infringes upon or misappropriates any Intellectual Property Right of any third party which, if proven or established, would reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

(iv) To the Knowledge of the Company, no Person is engaging in any activity that infringes in any material respect upon any Intellectual Property Right, except for any such infringements that do not materially impair the ability of the Company or any of its Subsidiaries to operate the business of the Company as conducted on the date of this Agreement or that would not reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

(v) As used in this Agreement, the term “Intellectual Property Right” means all of the following intellectual property rights and similar rights, title, or interest in or arising under the Laws of the U.S. or any other country: (A) patents, patent applications, and patent rights, including any such rights granted upon any reissue, reexamination, division, extension, provisional, continuation, or continuation-in-part applications, (B) copyrights, moral rights, mask work rights, database rights and design rights, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions, (C) trademarks, service marks, trade names, service names, domain names, trade dress, logos and other identifiers or designators of the source or origin of goods or services, and all common law rights, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, and (D) rights in trade secrets.

(vi) To the Knowledge of the Company and except a would not reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect, the Information Technology used by the Company and its Subsidiaries is in good operating condition and operates and performs as required to permit the Company and its Subsidiaries to conduct their respective businesses as currently conducted. As used in this Agreement, the term “Information Technology” means computers, software, databases, firmware, middleware, servers, workstations, networks, systems, routers, hubs, switches, data communications lines, and all other information technology equipment owned or used by the Company or any of its Subsidiaries.

(vii) Except as would not reasonably be expected to have a Company Material Adverse Effect, (A) the Company and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology and procedures, (B) the Company and its Subsidiaries are in compliance with applicable Laws and Orders regarding Personal Data and (C) to the Knowledge of the Company, since the Applicable Date, there have not been any incidents of unauthorized access to any Personal Data in the Company’s or any of its Subsidiaries’ possession. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its

Subsidiaries has received, since the Applicable Date, any written notice of any claims, investigations (including investigations by any Governmental Entity), or alleged violations of any Laws and Orders with respect to Personal Data possessed by the Company or any of its Subsidiaries. As used in this Agreement, the term “Personal Data” means any data or information in any media that can be used to identify, contact or locate an individual or other data or information associated with an identified or identifiable individual that constitutes protected personally identifiable data or protected personally identifiable information under any applicable Law or the Company’s or any of its Subsidiaries’ privacy policies.

(p) Properties. Set forth in Section 5.1(p) of the Company Disclosure Letter is a list in all material respects of all real property (x) owned by the Company or its Subsidiaries (“Owned Real Property”) and (y) leased, subleased, or occupied by the Company or its Subsidiaries (“Leased Real Property,” and collectively with the Owned Real Property, the “Real Property”). Except as would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect or a Plastics Material Adverse Effect, (A) the Company or its Subsidiaries, as applicable, have good and marketable fee simple title to all of the Owned Real Property that it or they own, including the properties reflected in the Company’s most recent consolidated balance sheet included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2017 filed with the SEC, but excluding any property that is no longer used for the conduct of the business of the Company and its Subsidiaries as presently conducted or that have been disposed of in the ordinary course of business (B) the Company or its Subsidiaries, as applicable, have a valid leasehold interest in all Leased Real Property that it or they lease, and each such lease constitutes a valid and binding obligation of the Company or its Subsidiaries, as applicable, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (C) all such Real Property is free and clear of all Liens, except for Permitted Liens. Except as would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect or a Plastics Material Adverse Effect, the Company or its Subsidiaries, as applicable, own or have good and valid title to, free and clear of any and all Liens, except for Permitted Liens, all personal property assets, both tangible and intangible, that it or they own, including the personal property assets reflected in the Company’s most recent consolidated balance sheet included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2017 filed with the SEC, but excluding any personal property assets that are no longer used for the conduct of the businesses of the Company and its Subsidiaries as presently conducted or that have been disposed of in the ordinary course of business.

(q) Insurance. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of the Company’s director and officer insurance policies. The insurance policies held by the Company provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

(r) Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions, finders’ fees, transaction advisory or consultancy fees, or other similar fees in connection with the Mergers or the other transactions contemplated in this Agreement, except that the Company has engaged Moelis as the Company’s financial advisors, the financial arrangements with which have been disclosed in writing to Parent prior to the date of this Agreement.

(s) Related Party Arrangements. Section 5.1(s) of the Company Disclosure Letter sets forth each material Contract between (i) the Company and any of its Subsidiaries, on the one hand, and (ii) (A) any Affiliate of the Company or any of its Subsidiaries or (B) any director, officer or employee of the Company or any of its Subsidiaries or any entity ten percent (10%) or more of the equity ownership interests of which are owned by any such individual, on the other hand (other than Company Plans) (each such Contract, a “Related Party Arrangement”).

(t) No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Section 5.1 (as modified by the Company Disclosure Letter), neither the Company nor any other Person has made, makes or shall be deemed to make any other representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, on behalf of the Company or any of its respective Affiliates, including any representation or warranty regarding any other Person, the Company or any of its Subsidiaries, any other rights or obligations to be transferred pursuant to this Agreement or any other matter, and the Company hereby disclaims all other representations and warranties of any kind whatsoever, express or implied, written or oral, at law or in equity, whether made by or on behalf of the Company or any other Person. Except for the representations and warranties expressly set forth in this Section 5.1, the Company hereby disclaims all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Parent, Merger Sub I, Merger Sub II or any of their Affiliates or any Representatives of Parent, Merger Sub I or Merger Sub II, including omissions therefrom.

5.2 Representations and Warranties of Parent, Merger Sub I and Merger Sub II. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent in connection with the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or, as disclosed in any Parent Reports filed on or after September 30, 2017 and prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” section and any disclosures included in any such Parent Reports that are cautionary, predictive or forward looking in nature), Parent, Merger Sub I and Merger Sub II hereby represent and warrant to the Company as follows:

(a) Organization, Good Standing and Qualification. Each of Parent, Merger Sub I and Merger Sub II is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent, Merger Sub I and Merger Sub II has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws of Parent and certificate of incorporation and bylaws (or comparable organizational documents) of Merger Sub I and Merger Sub II, in each case as amended to and as in effect on the date of this Agreement.

(b) Authorized Capital Stock of Parent. The authorized capital stock of Parent consists of (i) 2,000,000,000 shares of Parent Common Stock and (ii) 200,000,000 preferred shares, par value $0.001 (the “Parent Preferred Stock”). As of the close of business on September 10, 2018, 141,482,779 shares of Parent Common Stock were issued and outstanding, and no shares of Parent Preferred Stock were issued and outstanding on such date. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. As of September 10, 2018, there were an aggregate of 7,813,691 shares of Parent Common Stock reserved for, and 4,276,147 shares of Parent Common Stock subject to, issuance pursuant to the Parent stock plan identified in Section 5.2(b)(i) of the Parent Disclosure Letter as being the only Parent stock plan pursuant to which shares of Parent Common Stock may be issued. Except as provided in the preceding sentence and except for shares of Parent Common Stock that have been reserved for issuance pursuant to this Agreement, as of the date of this Agreement, Parent has no shares of Parent Common Stock reserved for, or subject to, issuance, or any commitment to authorize, issue, transfer or sell any shares of Parent

Common Stock. Parent has no shares of Parent Preferred Stock or other shares of capital stock reserved for or subject to issuance (it being understood that “other shares of capital stock” shall not include shares of Parent Common Stock). Except as set forth in Section 5.2(b) of the Parent Disclosure Letter and in connection with the transactions contemplated by this Agreement, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent to issue or sell any shares of capital stock or other equity or voting securities of Parent or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire any equity or voting securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. All of the rights, terms, preferences, restrictions or other provisions, including any antitakeover provision, applicable to the shares of Parent Common Stock are set forth in the certificate of incorporation and bylaws of Parent, agreements with shareholders of Parent set forth on Section 5.2(b) of the Parent Disclosure Letter, true and complete copies of which have been made available to the Company at least two (2) Business Days prior to the date hereof, or the applicable provisions of the DGCL. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter. The shares of Parent Common Stock to be issued in the Initial Merger, when so issued in accordance with this Agreement, will have been duly authorized and validly issued and will be fully paid and non-assessable and not subject to any preemptive rights (and will not have been issued in violation of any preemptive rights).

(c) Authorized Capital Stock of Merger Sub I and Merger Sub II. The authorized capital stock of Merger Sub I consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. The ownership interests of Merger Sub II consists of limited liability company interests, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub I and all of the outstanding limited liability company interests of Merger Sub II are, and at the Initial Effective Time will be, owned, directly or indirectly, by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub I or Merger Sub II, (ii) no securities of Merger Sub I or Merger Sub II convertible into or exchangeable for equity securities or other voting securities of Merger Sub I or Merger Sub II and (iii) no options or other rights to acquire from Merger Sub I or Merger Sub II, and no obligations of Merger Sub I or Merger Sub II to issue, any equity securities, other voting securities or securities convertible into or exchangeable for equity securities or other voting securities of Merger Sub I or Merger Sub II. Merger Sub I or Merger Sub II have not conducted any business prior to the date of this Agreement and have no, and prior to the Initial Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.

(d) Corporate Authority; Approval. Each of Parent, Merger Sub I and Merger Sub II have all requisite corporate power and authority and each has taken all corporate action necessary in order to execute, deliver and, subject to obtaining the approvals contemplated by Section 6.16 of this Agreement in the case of Merger Sub I and Merger Sub II, perform its obligations under this Agreement and to consummate the Mergers. The approval of the Parent Share Issuance by a majority of the votes cast by holders of Parent Common Stock at a meeting of the shareholders of Parent (the “Parent Shareholder Approval”) is the only vote of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Mergers. This Agreement has been duly executed and delivered by Parent, Merger Sub I and Merger Sub II and constitutes a valid and binding agreement of Parent, Merger Sub I and Merger Sub II, enforceable against each of Parent, Merger Sub I and Merger Sub II in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, the board of directors of Parent has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers and the Parent Share Issuance, (ii) subject to Section 6.3, resolved to recommend the approval of the Parent Share Issuance to the holders of the shares of Parent Common Stock (the “Parent Recommendation”) and (ii) directed that the Parent Share Issuance be submitted to the holders of shares of Parent Common Stock for their approval.

(e) Governmental Filings; No Violations.

(i) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (A) pursuant to Section 1.3, (B) required under the HSR Act or any Foreign Competition Laws in connection with the Mergers, the Exchange Act and the Securities Act and (C) to comply with state securities or “blue-sky” Laws, no filings, notices and/or reports are required to be made by Parent, Merger Sub I and Merger Sub II or their Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by Parent, Merger Sub I and Merger Sub II or their Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent, Merger Sub I and Merger Sub II and/or the consummation by Parent of the Mergers and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by Parent, Merger Sub I and Merger Sub II does not, and the consummation by Parent, Merger Sub I and Merger Sub II of the Mergers and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or comparable organizational documents of Merger Sub I and Merger Sub II, (B) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Mergers and the other transactions contemplated hereby) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 5.2(e)(i) are made or obtained, under any Law, Order or License to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations under any Contract to which Parent or any of its Subsidiaries is a party, except, in the case of clauses (B) and (C) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

(f) Parent Reports; Financial Statements.

(i) Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Parent Reports”). The Parent Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the Applicable Date, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(iii) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Parent in its filings with the SEC under the Exchange Act are recorded and reported on a timely basis to the individuals responsible for the preparation of Parent filings with the SEC under the Exchange Act. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Parent auditors and the audit committee of Parent and board of directors (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent abilities to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Parent has made available prior to the date of this Agreement to the Company (I) either materials relating to or a summary of any disclosure of matters described in clauses (x) or (y) in the preceding sentence made by management of Parent to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (II) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of Parent or its auditors to the audit committee as required by the listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters, including from employees of Parent regarding questionable accounting, auditing or legal compliance matters have, to the Knowledge of Parent, been received by Parent, Merger Sub I and Merger Sub II.

(iv) Each of the audited and unaudited interim consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents or, in the case of the Parent Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position Parent and its Subsidiaries, as of the date of such balance sheet, and each of the audited and unaudited interim consolidated statements of income, cash flows and changes in shareholders’ equity (deficit) included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or, in the case of the Parent Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto, and in compliance as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(v) Neither Parent nor any of its Subsidiaries has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of Parent or any of its Subsidiaries, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by Parent or any of its Subsidiaries of registration under the Exchange Act.

(g) Absence of Certain Changes. Since December 31, 2017 until the date of this Agreement, there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Since June 30, 2018 and through the date hereof, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice in all material respects, except for the negotiation, execution delivery and performance of this Agreement and the transactions contemplated hereby, and neither Parent nor any of its Subsidiaries has taken any actions referenced in Section 6.1(b) that, if taken after the date hereof, would require the consent of the Company. Since June 30, 2018 through the date hereof, there has not been any material loss, damage, destruction or other casualty to the assets or properties of Parent or any of its Subsidiaries other than (A) for which insurance awards have been received or guaranteed and (B) for such failures as would not individually or in the aggregate have a Parent Material Adverse Effect.

(h) Litigation and Liabilities. As of the date of this Agreement, there are no Proceedings, pending or, to the Knowledge of Parent, threatened in writing against Parent, Merger Sub I and Merger Sub II or any of their Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. There are no obligations or liabilities of Parent, Merger Sub I, Merger Sub II or any of their Subsidiaries, whether or not accrued, contingent or otherwise other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Parent as of December 31, 2017 and the notes thereto set forth in Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2017; (ii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; or (iii) liabilities or obligations that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. None of Parent, Merger Sub I or Merger Sub II nor any of their Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect (except to the extent expressly consented to by the Company pursuant to Section 6.5).

(i) Compliance with Laws, Licenses. The businesses of each of Parent and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in violation of any applicable Law or any Order, except for such violations that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. As of the date of the Agreement, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect, Parent and its Subsidiaries possess each License necessary to conduct their respective businesses. For purposes of this Agreement, the term “Knowledge of Parent” shall mean the actual knowledge of the individuals (assuming reasonable inquiry of their direct reports) identified on Section 5.2(i) of the Parent Disclosure Letter.

(j) Brokers and Finders. Parent has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Mergers or the other transactions contemplated in this Agreement, except that Parent has employed Goldman Sachs & Co. as its financial advisors.

(k) Financing.

(i) Parent is a party to and has accepted a fully executed commitment letter dated September 17, 2018 (together with all exhibits and schedules thereto, the “Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Committed Financing.”

(ii) Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letter and any fee letters related thereto, subject, in the case of such fee letters, to redaction of fee, “flex” and other provisions that are customarily redacted in connection with transactions of this type.

(iii) Except as expressly set forth in the Commitment Letter and the related fee letters, there are no conditions precedent to the obligations of the Lenders to provide the Committed Financing or any contingencies that would permit the Lenders to reduce the total amount of the Committed Financing, including any condition or other contingency relating to the amount or availability of the Committed Financing pursuant to any “flex” provision. As of the date hereof, assuming the satisfaction of the conditions precedent set forth in Article VII, the compliance by the Company with its obligations hereunder, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date or that the Committed Financing will not be available to Parent on the Closing Date. As of the date of this Agreement, there are no written agreements, side letters, or other agreements relating to the conditionality or funding of the Committed Financing.

(iv) Assuming the satisfaction of the conditions precedent set forth in Article VII and the compliance by the Company with its obligations hereunder, the Committed Financing, when funded in accordance with the Commitment Letter, shall provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s payment obligations under this Agreement as of the Closing Date, including the payment of the Cash Consideration, any fees and expenses of or payable by Parent, Merger Sub I and Merger Sub II or the Surviving Company on the Closing Date, any payments in respect of equity compensation obligations to be made in connection with the Mergers, and for any repayment or refinancing of any outstanding indebtedness of the Company, and its respective Subsidiaries contemplated by this Agreement (such amounts, collectively, the “Merger Amounts”).

(v) As of the date hereof, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the Lenders party thereto. As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach by Parent under the terms and conditions of the Commitment Letter. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due before the Closing Date. As of the date hereof, the Commitment Letter has not been modified, amended or altered and none of the respective commitments thereunder has been withdrawn or rescinded in any respect, and, to the Knowledge of Parent, no withdrawal or rescission thereof is contemplated.

(l) Employee Benefits.

(i) Section 5.2(l)(i) of the Parent Disclosure Letter sets forth a correct and complete list of each “employee benefit pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to ERISA, which Parent or any of its Subsidiaries sponsors, maintains or contributes to, for the benefit of its current or former employees, contractors or directors, or with respect to which Parent or any of its Subsidiaries has any direct or indirect present or future liability (collectively, the “Parent Pension Plans”).

(ii) Except as set forth in Section 5.2(l)(ii) of the Parent Disclosure Letter, neither Parent, its Subsidiaries nor any of their respective ERISA Affiliates has at any time sponsored or has ever been obligated to contribute to, or had any liability in respect of, (A)

an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (B) a “multiple employer plan” as defined in Section 413(c) of the Code that is subject to ERISA, or (C) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA that is subject to ERISA.

(iii) With respect to any Parent Pension Plan subject to Title IV of ERISA (other than any “multiemployer plan” with the meaning of Section (3)(37) of ERISA) to which Parent, its Subsidiaries or any of their respective ERISA Affiliates has any liability or contributes to: (A) no liability under Title IV of ERISA has been incurred that has not been satisfied in full and no condition exists that is likely to cause Parent, it Subsidiaries or any of their respective ERISA Affiliates to incur liability thereunder, other than liability for premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due), (B) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred, (C) no “reportable event” (as defined in Section 4043 of ERISA), whether or not waived, has occurred or is reasonably expected to result, (D) all contributions required to be made to any such plan have been timely made, (E) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA), and (F) no notice from the PBGC relating to the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein has been received.

(iv) Except as set forth in Section 5.2(l)(iv) of the Parent Disclosure Letter, with respect to any “multiemployer plan” within the meaning of Section (3)(37) of ERISA to which Parent, its subsidiaries or any of their respective ERISA Affiliates has any liability or contributes to (or has at any time contributed or had an obligation to contribute to) (each, a “Multiemployer Plan”): (A) all contributions required to be made by Parent, its Subsidiaries or any of their respective ERISA Affiliates to any such plan have been timely made, (B) none of Parent, its Subsidiaries or their respective ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied or would be subject to withdrawal liability if, as of the Closing Date, Parent, any of its subsidiaries or any of their respective ERISA Affiliates were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any Multiemployer Plan, (C) no Multiemployer Plan is in “reorganization” or “insolvent” (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively) or has been determined to be in “endangered” or “critical” status, within the meaning of Section 432 of the Code or Section 305 or Title IV of ERISA, and (D) Parent has provided to the Company a copy of the notice under Section 101(l) of ERISA pertaining to its estimated withdrawal liability under Title IV of ERISA for the most recently completed plan year.

(m) Taxes.

(i) Except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect:

(A) Parent and each of its Subsidiaries (1) have prepared in good faith and duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by any of them, and all such Tax Returns are true, complete and accurate in all respects; and (2) have (I) duly and timely paid all Taxes due and owing by any of them (whether or not shown as due on a Tax Return), and (II) duly and timely collected, withheld and remitted to the appropriate Governmental Entity, all Taxes required to be collected, withheld or remitted in connection with any amounts paid or owing to or received or owing from any employee, independent contractor, supplier, creditor, shareholder or other third party, in each case, except with respect to matters being contested in good faith and for which adequate reserves have been established, in accordance with GAAP, on Parent’s financial statements included in the Parent Reports filed prior to the date hereof.

(B) There are no audits, examinations, investigations or other proceedings in respect of Taxes of Parent or any of its Subsidiaries that are pending or threatened in writing. There are no claims or assessments by any taxing authority concerning the Tax liability of Parent or any of its Subsidiaries, which claims or assessments have not been paid in full, finally settled, or withdrawn.

(ii) Neither Parent nor any of its Subsidiaries has taken any action or is aware of any fact or circumstance that would reasonably be expected to prevent or impede the Initial Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (disregarding for this purpose the “continuity of interest” requirement set forth in Treasury Regulations Section 1.368-1(e)).

(n) Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect: (i) Parent and its Subsidiaries and their respective operations and Real Property are and since the Applicable Date have been in compliance with all applicable Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all Environmental Licenses for the operation of their respective businesses or the occupancy of their Real Property; (ii) Parent and its Subsidiaries are not subject to any unresolved or pending or, to the Knowledge of Parent, threatened, Proceedings arising under or related to Environmental Laws including with respect to exposure of any Person to Hazardous Materials; (iii) to the Knowledge of Parent, neither Parent nor its Subsidiaries is subject to or knows of any basis for any obligations of Parent or its Subsidiaries to remediate, or liability with respect to, Hazardous Materials contamination at any site, property or facility (including the Real Property) pursuant to Environmental Laws; (iv) neither this Agreement nor the consummation of the transactions that are the subject of this Agreement will trigger any new obligations for site investigation or cleanup, or notification to or consent of Governmental Entities with jurisdiction over the investigation or cleanup of Hazardous Materials under Environmental Laws; and (v) neither Parent nor any of its Subsidiaries is subject to any outstanding obligations under any orders, decrees or injunctions concerning liability or obligations relating to any Environmental Law.

(o) No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Section 5.2 (as modified by the Parent Disclosure Letter), none of Parent, Merger Sub I, Merger Sub II nor any other Person has made, makes or shall be deemed to make any other representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, on behalf of Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, including any representation or warranty regarding any other Person, Parent, Merger Sub I, Merger Sub II or any of their Subsidiaries, any other rights or obligations to be transferred pursuant to this Agreement or any other matter, and each of Parent, Merger Sub I and Merger Sub II hereby disclaim all other representations and warranties of any kind whatsoever, express or implied, written or oral, at law or in equity, whether made by or on behalf of Parent, Merger Sub I, Merger Sub II or any other Person. Except for the representations and warranties expressly set forth in this Section 5.2, each of Parent, Merger Sub I and Merger Sub II hereby disclaim all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to the Company or any of its Affiliates or any Representatives of the Company, including omissions therefrom.

ARTICLE VI

COVENANTS

6.1 Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the Initial Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, and except as required by applicable Law, expressly required by this Agreement or otherwise expressly disclosed in Section 6.1(a) of the Company Disclosure Letter), the Company shall use its commercially reasonable efforts to conduct its business and the business of its Subsidiaries in the ordinary course of business consistent with past practice and each of the Company and its Subsidiaries shall use its commercially reasonable efforts to preserve its business organization intact and maintain the existing relations and goodwill with Governmental Entities, customers, suppliers, strategic partners, distributors, licensors, creditors, lessors, employees and business associates and others having material business dealings with it and keep available the services of the Company and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Initial Effective Time, except as required by applicable Law, as Parent may approve in writing (it being agreed that Parent shall not unreasonably withhold, condition or delay its approval with respect to the actions contemplated by the following clauses (x), (xi), (xiv), (xv) or (xvi) and, in the event of a Second Request, clause (iii)), as expressly disclosed in Section 6.1(a) of the Company Disclosure Letter or as expressly provided for in this Agreement, the Company shall not and shall not permit any of its Subsidiaries to:

(i) (A) amend its certificate of incorporation or bylaws (or comparable governing documents) (other than amendments to the governing documents of any wholly owned Subsidiary of the Company that would not prevent or materially impair the Mergers or the other transactions contemplated by this Agreement or adversely alter the economic benefits of the transactions contemplated by the Agreement to Parent), (B) split, combine, subdivide or reclassify its outstanding shares of capital stock (except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction), (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company) or (D) purchase, repurchase, redeem, exchange or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (1) pursuant to the cashless exercise of Company Options or the forfeiture of, or withholding of Taxes with respect to, Company Options, Warrants, Company Restricted Stock Awards, Company RSU-C Awards, Company RSU-S Awards or Company Performance Share Unit Awards in connection with any Taxable event related to such awards, in each case in accordance with past practice and with the terms of the applicable Company Stock Plan and award agreement as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions, exchanges or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company);

(ii) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate;

(iii) other than as required by applicable Law or by the terms of any Company Plan or CBA, in each case as in effect on the date hereof (or as modified after the date of this Agreement in accordance with the terms of this Agreement), (A) increase the compensation or benefits payable to any employee of the Company or any of its Subsidiaries or any member of the Board of Directors of the Company, other than the 2019 annual base salary increase for employees (excluding the Company’s Chief Executive Officer and his direct reports) in the ordinary course of business consistent with past practice on or after January 1, 2019 in an amount not to exceed 3% of the aggregate cost of such annual base salaries of such employees in effect as of the date hereof, (B) grant any new equity-based awards, or amend or modify the terms of any such outstanding awards, (C) establish, adopt, enter into, amend or terminate any Company Plan or CBA, other than changes to an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA) in the ordinary course of business consistent with past practice that would not materially increase the costs to the Company or any of its Subsidiaries in respect of such Company Plan, (D) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any of its directors or employees, other than payment of the annual bonus in respect of the fiscal year ending September 30, 2018 in the ordinary course of business consistent with past practice, (E) provide any funding for any rabbi trust or similar arrangement; or (F) hire any new employees at (or promote any existing employees to) the level of director or above or terminate the employment of any employee at the level of director or above, other than for cause;

(iv) incur any Indebtedness or issue any warrants or other rights to acquire any Indebtedness, except, subject in each case to complying with the terms of Section 6.1(a)(iii) of the Company Disclosure Letter, (A) up to $150,000,000 in aggregate principal amount at any time outstanding under the Existing Credit Facilities as in effect as of the date hereof, and any guarantees of the obligations thereunder, in each case in the ordinary course of business consistent with past practice, (B) short-term borrowings by the Company and any of its Subsidiaries under any local working capital lines of credit set forth on Section 6.1(a)(iii)(B) of the Company Disclosure Letter in the ordinary course of business consistent with past practice and (C) inter-company Indebtedness among the Company and its wholly owned Subsidiaries, subject to prior good faith consultation with Parent;

(v) make or commit to any capital expenditures other than (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident or (B) in the ordinary course of business consistent with past practice and which do not exceed, during any fiscal year ending prior to the Closing, one hundred and twenty percent (120%) of the amounts reflected in the Company’s capital expenditure forecast for 2018 and the provisional capital expenditure budget for 2019, which are set forth in Section 6.1(a)(v) of the Company Disclosure Letter;

(vi) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge or incur a Lien (other than a Permitted Lien) upon or otherwise dispose of any Intellectual Property Rights; provided that this clause (vi) shall not restrict (A) any of the foregoing that occur among the Company and its Subsidiaries and taken in good faith consultation with Parent, (B) the granting of any licenses of Intellectual Property Rights in the ordinary course of business consistent with past practice or (C) transfers, leases, sales, assignments, lapses, abandonments, cancellations, mortgages, pledges, Liens, or other dispositions of Intellectual Property Rights (other than licenses) with, in the reasonable good faith judgment of the Company or its applicable Subsidiary, a fair market value less than $1,000,000, individually, and $5,000,000 in the aggregate and taken in good faith consultation with Parent;

(vii) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, incur or suffer to exist a Lien (other than a Permitted Lien) upon or otherwise dispose of any properties or assets (including capital stock of any of its Subsidiaries, but not including any Intellectual Property Rights, which is governed by Section 6.1(a)(vi)); provided that this clause (vii) shall not restrict (A) any of the foregoing that occur among the Company and its Subsidiaries, (B) the transfer or sale of assets in the in the ordinary course of business consistent with past practice or (C) transfers, leases, sales, assignments, lapses, abandonments, of cancellations of assets with a fair market value less than $1,000,000 individually and $5,000,000 in the aggregate and taken in good faith consultation with Parent;

(viii) (A) issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such securities, except (1) for any Shares issued pursuant to Company Options, Company RSU-S Awards and Company Performance Share Unit Awards, in each case, that are outstanding on the date of this Agreement and in accordance with the existing terms of such awards and the Company Stock Plan, (2) by wholly owned Subsidiaries to the Company or to any other wholly owned Subsidiary of the Company or (3) Permitted Liens securing the Existing Credit Facilities, or (B) alter in any way the terms of any of its outstanding securities (including the Founders Shares and the Warrants;

(ix) spend or commit to spend in excess of $1,500,000 in the aggregate to acquire any Person, business or to acquire assets or other property other than acquisitions of assets used in the Company’s operations in the ordinary course of business consistent with past practice, whether by merger, consolidation, purchase of property or assets or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that neither the Company nor any of its Subsidiaries shall make any acquisition that would, or would reasonably be likely to prevent, delay or impair the Company’s ability to consummate the transactions contemplated by this Agreement;

(x) make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP or by applicable Law;

(xi) (A) make, change or revoke any material Tax election, (B) take any material position on any material Tax Return filed on or after the date of this Agreement that is inconsistent with positions taken in preparing or filing similar Tax Returns in prior periods (except as required by any change in applicable Tax Law), (C) change any Tax accounting period or material method of Tax accounting, (D) amend any material Tax Return, (E) file a claim for a Tax refund that is, individually or in combination with all other such claims made after the date of this Agreement, material to the Company and its Subsidiaries, taken as a whole, (F) settle, compromise or resolve any audit, examination, proceeding or controversy in respect of an amount of Taxes that is, individually or in combination with all other such settlements, compromises or resolutions made after the date of this Agreement, material to the Company and its Subsidiaries, taken as a whole, (G) enter into any “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law) or request any Tax ruling from any Governmental Entity or (H) surrender any right to claim a refund of an amount of Taxes that is, individually or in combination with all other such claims surrendered after the date of this Agreement, material to the Company and its Subsidiaries, taken as a whole;

(xii) (A) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement or (B) start to conduct a line of business of the Company or any of its Subsidiaries in any geographic area where it is not conducted as of the date of this Agreement;

(xiii) make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company), other than extensions of credits to customers in the ordinary course of business consistent with past practice;

(xiv) (A) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract or waive, release or assign any material rights, claims or benefits under any Material Contract or (B) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement unless it is entered into following good faith consultation with Parent and on terms substantially consistent with, or on terms more favorable to the Company and/or its Subsidiaries (and to Parent and its Subsidiaries following the Closing) than, either a Contract it is replacing or consistent with a form of such Material Contract made available to Parent prior to the date hereof; provided that the foregoing shall not prohibit or restrict the ability of the Company or its Subsidiaries to take any action described in this Section 6.1(a)(xiv) in good faith consultation with Parent and in the ordinary course of business consistent with past practice with respect to Contracts or Material Contracts between the Company and/or one or more of its Subsidiaries; provided, further that (x) this Section 6.1(a)(xiv) shall not prohibit or restrict the Company or any of its Subsidiaries from entering into a Contract to the extent that such Contract implements an act or failure to act that is otherwise expressly permitted by any of the restrictions set forth in this Section 6.1 and (y) for the avoidance of doubt, this Section 6.1(a)(xiv) shall not prohibit or restrict any Company Plans;

(xv) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, other than settlements (A) if the amount of any such settlement is not in excess of $750,000 individually or $4,000,000 in the aggregate; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose any restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries or (B) relating to Taxes (which shall be governed by Section 6.1(a)(xi)); or

(xvi) agree, resolve or commit to do any of the foregoing.

(b) Parent, Merger Sub I and Merger Sub II each covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the Initial Effective Time (unless the Company shall otherwise approve in writing which approval shall not be unreasonably withheld, conditioned or delayed, and except as required by applicable Law, expressly required by this Agreement or otherwise expressly disclosed in Section 6.1(b) of the Parent Disclosure Letter), Parent shall use its commercially reasonable efforts to conduct its business and the businesses of its Subsidiaries in the ordinary course of business consistent with past practice. Without limiting the generality of, and in furtherance of, the foregoing, Parent, Merger Sub I and Merger Sub II each covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Initial Effective Time, except as required by applicable Law, as the Company may approve in writing (it being agreed that the Company shall not unreasonably withhold, condition or delay its approval with respect to the actions contemplated by the following clauses (iii) or (iv)), as expressly disclosed in Section 6.1(b) of the Parent Disclosure Letter or as expressly provided for in this Agreement, it shall not and shall not permit any of its Subsidiaries to:

(i) (A) amend the certificate of incorporation or bylaws (or comparable governing documents) of Parent, Merger Sub I or Merger Sub II in a manner adverse to the Company or its shareholders or (B) split, combine, subdivide or reclassify its outstanding shares of capital stock of Parent;

(ii) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of Parent to another direct or indirect wholly owned Subsidiary of Parent or to Parent);

(iii) purchase, repurchase, redeem, exchange or otherwise acquire any shares of the capital stock of Parent or any securities convertible or exchangeable into or exercisable for any shares of the capital stock of Parent (other than (1) pursuant to the cashless exercise of options of Parent or the forfeiture of, or withholding of Taxes with respect to, options, warrants, restricted stock awards or performance share units of Parent in connection with any Taxable event related to such awards, in each case in accordance with past practice and with the terms of the applicable Parent stock plan as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions, exchanges or other acquisitions of securities of any wholly owned Subsidiary of Parent by Parent or any other wholly owned Subsidiary of Parent);

(iv) restructure, reorganize or completely or partially liquidate Parent;

(v) merge or consolidate Parent with any other Person, or acquire any Person, business or to acquire assets or other property, whether by merger, consolidation, purchase of property or assets or otherwise, in each case that would, or would reasonably be likely to prevent, materially delay or materially impair the Parent’s, Merger Sub I’s or Merger Sub II’s ability to consummate the transactions contemplated by this Agreement; or

(vi) agree, resolve or commit to do any of the foregoing.

(c) All notices, requests, instructions, communications or other documents to be given in connection with any consultation or approval required pursuant to this Section 6.1 shall be in writing and shall be deemed given as provided for in Section 9.6, and, in each case, shall be addressed to such individuals as the parties shall designate in writing from time to time.

6.2 Company Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to, and shall instruct, and use its commercially reasonable efforts to cause, its and their respective Representatives not to:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal;

(ii) participate in any discussions or negotiations with any Person regarding any Company Acquisition Proposal;

(iii) provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person in connection with any Company Acquisition Proposal; or

(iv) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with this Section 6.2(a)) relating to any Company Acquisition Proposal (a “Company Alternative Acquisition Agreement”).

The Company shall, and the Company shall cause its Subsidiaries and Representatives to, (A) immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or proposal that could reasonably be expected to lead to a Company Acquisition Proposal, (B) promptly (and, in any event, within twenty-four (24) hours of the execution of this Agreement) terminate access by any third Person to any physical or electronic data room relating to any Company Acquisition Proposal, or any proposal that could reasonably be expected to lead to a Company Acquisition Proposal, and (C) except as otherwise directed by Parent, promptly (and, in any event, within seventy-two (72) hours of the execution of this Agreement) request the prompt return or destruction of any confidential information provided to any third Person within the nine (9) months immediately preceding the date of this Agreement in connection with any Company Acquisition Proposal, or any proposal that would reasonably be expected to lead to a Company Acquisition Proposal. Notwithstanding any provision of this Section 6.2(a) to the contrary, the Company shall not grant any waiver or release under, or fail to enforce, any standstill or similar agreement; provided that, prior to (1) the time the Support Agreements are delivered and executed in accordance with Section 6.4(a) or (2) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, the time the Company Shareholder Approval is obtained, the foregoing shall not restrict the Company from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, if the Company’s board of directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. The Company shall provide written notice to Parent of any waiver or release of any standstill by the Company, including the disclosure of the identity of the party thereto and a summary of the material circumstances related thereto.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.2(a), prior to, but not after, (x) the time the Support Agreements are delivered and executed in accordance with Section 6.4(a) or (y) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, the time the Company Shareholder Approval is obtained, the Company may, in response to an unsolicited, bona fide written Company Acquisition Proposal which Company Acquisition Proposal was made after the date of this Agreement and did not result from a breach of Section 6.2(a), (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Company Acquisition Proposal; provided that such information has previously been made available to Parent or is provided to Parent substantially concurrently with the time such information is made available to such Person and that, prior to furnishing any such material non-public information, the Company receives from the Person making such Company Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement’s terms are on Parent, and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Company Acquisition Proposal (subject to promptly and, in any event, within twenty-four (24) hours, notifying Parent of the status and material details thereof, including providing copies of any documentation that is material to such Company Acquisition Proposal) if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company’s board of directors determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with an independent financial advisor of nationally recognized reputation that such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice. At any time prior to the Closing, the Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent if (i) any written or other bona fide inquiries, proposals or offers with respect to a Company Acquisition Proposal are received by the Company, (ii) any non-public information is requested in connection with any Company Acquisition Proposal from the Company or (iii) any discussions or negotiation with respect to a Company Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and, without limiting Section 6.2(a), the Company shall advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning any Company Acquisition Proposal and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(d) Definitions. For purposes of this Agreement:

“Company Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries which is structured to permit such Person or group to, directly or indirectly, acquire beneficial ownership of (A) twenty percent (20%) or more of the outstanding Shares or (B) twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company or (ii) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, (A) twenty percent (20%) or more of the outstanding Shares or (B) twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company, in each case, other than the transactions contemplated by this Agreement or a transaction involving the divestiture of all or substantially all of the Company Plastics Segment.

“Company Intervening Event” means a material effect that was not known to, or reasonably foreseeable by, the board of directors of the Company prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the board of directors of the Company prior (x) the time the Support Agreements are delivered and executed in accordance with Section 6.4(a) or (y) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, the time the Company Shareholder Approval is obtained; provided, however, that (i) in no event shall the receipt, existence or terms of a Company Acquisition Proposal or any matter relating thereto or consequence thereof constitute a Company Intervening Event and (ii) in no event shall any event or events that has or have an adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of the Parent and its Subsidiaries, taken as a whole, constitute a Company Intervening Event unless such event or events has had or would reasonably be expected to have a Parent Material Adverse Effect.

“Company Superior Proposal” means any bona fide binding written Company Acquisition Proposal (that did not result from a breach of this Section 6.2) made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its shareholders) owning, directly or indirectly, a majority of the outstanding Shares (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of the Company and its Subsidiaries, taken as a whole, which the Company’s board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of the Shares from a financial point of view than the Mergers (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably likely to be completed in accordance with its terms, taking into account all financial, legal, regulatory and other aspects of such proposal.

(e) No Company Change in Recommendation or Company Alternative Acquisition Agreement. Except as provided in Section 6.2(f) and Section 6.2(g), the Company’s board of directors and each committee of the Company’s board of directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation or approve, recommend or otherwise declare advisable any Company Acquisition Proposal, or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, (ii) fail to include the Company Recommendation in the Consent Solicitation Statement and/or the Company Proxy Statement (to the extent a Company Shareholder Meeting Election is made) or (iii) approve or recommend, or publicly propose to enter into a Company Alternative Acquisition Agreement (any of the actions described in the foregoing clauses (i), (ii) and (iii), a “Company Change in Recommendation”).

(f) Fiduciary Exception to Company Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.2(e), following receipt of a written Company Acquisition Proposal by the Company after the date of this Agreement that did not result from a breach of this Section 6.2 and the Company’s board of directors determining in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal, the Company’s board of directors may, at any time prior to (x) the time the Support Agreements are delivered and executed in accordance with Section 6.4(a) or (y) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, the time the Company Shareholder Approval is obtained, make a Company Change in Recommendation or terminate this Agreement to enter into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal in accordance with Section 6.2(f)(ii), if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall state expressly (1) that it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) the material terms and conditions of such Company Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making such Company Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the proposed Company Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to such Company Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Company Superior Proposal shall require a new notice and an additional three (3)-Business Day period) and (3) that, subject to clause (ii) below, the Company’s board of directors has determined to effect a Company Change in Recommendation or to terminate this Agreement in accordance with Section 8.3(c) in order to enter into a Company Alternative Acquisition Agreement, as applicable, and (B) prior to making such a Company Change in Recommendation or terminating this Agreement in accordance with Section 8.3(c), as applicable, (x) engaged in good faith with Parent (to the extent Parent wishes to engage) during such notice period to negotiate and consider adjustments to the terms and conditions of this Agreement such that such Company Acquisition Proposal ceases to constitute a Company Superior Proposal, and (y) in determining whether to make a Company Change in Recommendation and/or to effect such a termination in accordance with Section 8.3(c), the board of directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice; and

(ii) the Company’s board of directors shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Company Acquisition Proposal and taking into account any revised terms proposed by Parent, such Company Acquisition Proposal continues to constitute a Company Superior Proposal and that the failure to make such Company Change in Recommendation or to so terminate this Agreement in accordance with Section 8.3(c), as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Company Change in Recommendation. Notwithstanding anything to the contrary set forth in Section 6.2(e), upon the occurrence of any Company Intervening Event, the Company’s board of directors may, at any time prior to (x) the time the Support Agreements are delivered and executed in accordance with Section 6.4(a) or (y) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, the time the Company Shareholder Approval is obtained, make a Company Change in Recommendation if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Change in Recommendation and (2) state expressly that, subject to clause (ii) below, the Company’s board of directors has determined to effect a Company Change in Recommendation in accordance with the terms of this Agreement and (B) prior to making such a Company Change in Recommendation, engaged in good faith with Parent (to the extent Parent wishes to engage) during such five (5)-Business Day period to negotiate and consider adjustments to the terms and conditions of this Agreement in such a manner that the failure of the Company’s board of directors to make a Company Change in Recommendation in response to the Company Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) the Company’s board of directors shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Company Intervening Event and taking into account any revised terms proposed by Parent, the failure to make a Company Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Company Acquisition Proposal; provided that this paragraph (h) shall not be deemed to permit the Company or the Company’s board of directors to effect a Company Change in Recommendation except in accordance with Section 6.2(f).

6.3 Parent Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.3, Parent shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to, and shall instruct, and use its commercially reasonable efforts to cause, its and their respective Representatives not to:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal;

(ii) participate in any discussions or negotiations with any Person regarding any Parent Acquisition Proposal;

(iii) provide any non-public information or data concerning the Parent or any of its Subsidiaries to any Person in connection with any Parent Acquisition Proposal; or

(iv) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(b) entered into in compliance with this Section 6.2(a)) relating to any Parent Acquisition Proposal (a “Parent Alternative Acquisition Agreement”).

Parent shall, and Parent shall cause its Subsidiaries and Representatives to, (A) immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal, or proposal that could reasonably be expected to lead to a Parent Acquisition Proposal, (B) promptly (and, in any event, within twenty-four (24) hours of the execution of this Agreement) terminate access by any third Person to any physical or electronic data room relating to any Parent Acquisition Proposal, or any proposal that could reasonably be expected to lead to a Parent Acquisition Proposal, and (C) except as otherwise directed by the Company, promptly (and, in any event, within seventy-two (72) hours of the execution of this Agreement) request the prompt return or destruction of any confidential information provided to any third Person within the nine (9) months immediately preceding the date of this Agreement in connection with any Parent Acquisition Proposal, or any proposal that would reasonably be expected to lead to a Parent Acquisition Proposal. Notwithstanding any provision of this Section 6.2(a) to the contrary, Parent shall not grant any waiver or release under, or fail to enforce, any standstill or similar agreement; provided that, prior to the time the Parent Shareholder Approval is obtained, the foregoing shall not restrict Parent from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, if the Parent’s board of directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. Parent shall provide written notice to the Company of any waiver or release of any standstill by Parent, including the disclosure of the identity of the party thereto and a summary of the material circumstances related thereto.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.2(a), prior to, but not after, the time the Parent Shareholder Approval is obtained, Parent may, in response to an unsolicited, bona fide written Parent Acquisition Proposal which Parent Acquisition Proposal was made after the date of this Agreement and did not result from a breach of Section 6.2(a), (i) provide access to non-public information regarding Parent or any of its Subsidiaries to the Person who made such Parent Acquisition Proposal; provided that such information has previously been made available to the Company or is provided to the Company substantially concurrently with the time such information is made available to such Person and that, prior to furnishing any such material non-public information, Parent receives from the Person making such Parent Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement’s terms are on the Company, and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Parent Acquisition Proposal (subject to promptly and, in any event, within twenty-four (24) hours, notifying the Company of the status and material details thereof, including providing copies of any documentation that is material to such Parent Acquisition Proposal) if, and only if, prior to taking any action described in clause (i) or (ii) above, Parent’s board of directors determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with an independent financial advisor of nationally recognized reputation that such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to result in a Parent Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice. At any time prior to the Closing, Parent shall promptly (and, in any event, within twenty-four (24) hours) notify the Company if (i) any written or other bona fide inquiries, proposals or offers with respect to a Parent Acquisition Proposal are received by Parent, (ii) any non-public information is requested in connection with any Parent Acquisition Proposal from Parent or (iii) any discussions or negotiation with respect to a Parent Acquisition

Proposal are sought to be initiated or continued with Parent, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and, without limiting Section 6.2(a), Parent shall advise the Company if Parent determines to begin providing information or to engage in discussions or negotiations concerning any Parent Acquisition Proposal and thereafter shall keep the Company informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(d) Definitions. For purposes of this Agreement:

“Parent Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving Parent or any of its Subsidiaries which is structured to permit such Person or group to, directly or indirectly, acquire beneficial ownership of (A) twenty percent (20%) or more of the outstanding shares of Parent Common Stock or (B) twenty percent (20%) or more of the consolidated net revenues, net income or total assets of Parent or (ii) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, (A) twenty percent (20%) or more of the outstanding shares of Parent Common Stock or (B) twenty percent (20%) or more of the consolidated net revenues, net income or total assets of Parent, in each case, other than the transactions contemplated by this Agreement or a transaction involving the divestiture of all or substantially all of the Company Plastics Segment.

“Parent Intervening Event” means a material effect that was not known to, or reasonably foreseeable by, the board of directors of Parent prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the board of directors of Parent prior to the time the Parent Shareholder Approval is obtained; provided, however, that (i) in no event shall the receipt, existence or terms of a Parent Acquisition Proposal or any matter relating thereto or consequence thereof constitute a Parent Intervening Event and (ii) in no event shall any event or events that has or have an adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of the Company and its Subsidiaries, taken as a whole, constitute a Parent Intervening Event unless such event or events has had or would reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

“Parent Superior Proposal” means any bona fide binding written Parent Acquisition Proposal (that did not result from a breach of this Section 6.3) made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its shareholders) owning, directly or indirectly, a majority of the outstanding shares of Parent Company Stock (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of Parent and its Subsidiaries, taken as a whole, which Parent’s board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of the shares of Parent Common Stock from a financial point of view than the Mergers (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (ii) reasonably likely to be completed in accordance with its terms, taking into account all financial, legal, regulatory and other aspects of such proposal.

(e) No Parent Change in Recommendation or Parent Alternative Acquisition Agreement. Except as provided in Section 6.3(f) and Section 6.3(g), Parent’s board of directors and each committee of Parent’s board of directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Parent Recommendation or approve, recommend or otherwise declare advisable any Parent Acquisition Proposal, or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, (ii) fail to include the Parent Recommendation in the Parent Proxy Statement or (iii) approve or recommend, or publicly propose to enter into a Parent Alternative Acquisition Agreement (any of the actions described in the foregoing clauses (i), (ii) and (iii), a “Parent Change in Recommendation”).

(f) Fiduciary Exception to Company Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.3(e), following receipt of a written Parent Acquisition Proposal by Parent after the date of this Agreement that did not result from a breach of this Section 6.3 and Parent’s board of directors determining in good faith, after consultation with its financial advisors and outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal, Parent’s board of directors may, at any time prior to the time the Parent Shareholder Approval is obtained, make a Parent Change in Recommendation in accordance with Section 6.3(f)(ii), if all of the following conditions are met:

(i) Parent shall have (A) provided to the Company five (5) Business Days’ prior written notice, which shall state expressly (1) that it has received a written Parent Acquisition Proposal that constitutes a Parent Superior Proposal, (2) the material terms and conditions of such Parent Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making such Parent Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the proposed Parent Alternative Acquisition

Agreement and all other documents (other than immaterial documents) related to such Parent Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Parent Superior Proposal shall require a new notice and an additional three (3)-Business Day period) and (3) that, subject to clause (ii) below, Parent’s board of directors has determined to effect a Parent Change in Recommendation, and (B) prior to making such a Parent Change in Recommendation, (x) engaged in good faith with the Company (to the extent the Company wishes to engage) during such notice period to negotiate and consider adjustments to the terms and conditions of this Agreement such that such Parent Acquisition Proposal ceases to constitute a Parent Superior Proposal, and (y) in determining whether to make a Parent Change in Recommendation, the board of directors of Parent shall take into account any changes to the terms of this Agreement proposed by the Company and any other information provided by the Company in response to such notice; and

(ii) Parent’s board of directors shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Parent Acquisition Proposal and taking into account any revised terms proposed by the Company, such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal and that the failure to make such Parent Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Parent Change in Recommendation. Notwithstanding anything to the contrary set forth in Section 6.3(e), upon the occurrence of any Parent Intervening Event, Parent’s board of directors may, at any time prior to the time the Parent Shareholder Approval is obtained, make a Parent Change in Recommendation if all of the following conditions are met:

(i) Parent shall have (A) provided to the Company five (5) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Parent Intervening Event and the rationale for the Parent Change in Recommendation and (2) state expressly that, subject to clause (ii) below, Parent’s board of directors has determined to effect a Parent Change in Recommendation in accordance with the terms of this Agreement and (B) prior to making such a Parent Change in Recommendation, engaged in good faith with the Company (to the extent the Company wishes to engage) during such five (5)-Business Day period to negotiate and consider adjustments to the terms and conditions of this Agreement in such a manner that the failure of Parent’s board of directors to make a Parent Change in Recommendation in response to the Parent Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) Parent’s board of directors shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Parent Intervening Event and taking into account any revised terms proposed by the Company, the failure to make a Parent Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h) Certain Permitted Disclosure. Nothing contained in this Section 6.3 shall be deemed to prohibit Parent from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Parent Acquisition Proposal; provided that this paragraph (h) shall not be deemed to permit Parent or Parent’s board of directors to effect a Parent Change in Recommendation except in accordance with Section 6.3(f).

6.4 Shareholder Written Consent; Company Shareholder Meeting; Preparation of the Consent Solicitation Statement and/or Proxy Statement and Registration Statement.

(a) The Company will use reasonable best efforts to cause the Written Consent Parties to execute and deliver in accordance with Section 9.6 to the Company and Parent their respective Support Agreements within twenty-four (24) hours after the execution and delivery of this Agreement by the parties hereto. If the Support Agreements are not executed and delivered in accordance with this Section 6.4(a) within such twenty-four (24)-hour period after the execution and delivery of this Agreement by the parties hereto (a “Support Agreement Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 8.4(c).

(b) Parent and the Company shall cooperate to prepare and file as promptly as reasonably practicable following the date hereof a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC pursuant to which shares of Parent Common Stock issuable in the Initial Merger will be registered with the SEC, which shall contain (i) (A) if the Support Agreements are executed and delivered in accordance with Section 6.4(a), a consent solicitation statement in connection with the solicitation by the Company of written consents from the holders of the Shares to obtain the Company Shareholder Approval (the “Consent Solicitation Statement”) in preliminary form of the type contemplated by Regulation 14A promulgated under the Exchange Act, prepared by the Company in consultation with Parent and its counsel as provided in Section 6.4(f) or (B) in the event of a Company Shareholder Meeting Election, a proxy statement in connection with the solicitation by the Company of proxies from the holders of the Shares to obtain the Company Shareholder Approval (the “Company Proxy Statement”) in preliminary form of the type contemplated by Regulation 14A promulgated under the Exchange Act in consultation with Parent and its counsel as provided in Section 6.6 and (ii) a proxy statement in connection with the solicitation by Parent of proxies from the holders of the shares of Parent Common Stock to obtain the Parent Shareholder Approval (the “Parent Proxy Statement”) in preliminary form of the type contemplated by Regulation 14A promulgated under the Exchange Act in consultation with the Company and its counsel as provided in Section 6.6, in all cases describing this Agreement, the Mergers, the Parent Share Issuance and the other transactions contemplated hereby. In the event of a Company Shareholder Meeting Election, the Company Proxy

Statement shall include, subject to Section 6.2, the Company Recommendation, and any resolution required by Rule 14a-21(c) under the Exchange Act to approve, on an advisory basis, the compensation required to be disclosed in the Registration Statement pursuant to Item 402(t) of Regulation S-K. For purposes of this Agreement, the term “Merger Materials” shall mean the Registration Statement, including the prospectus forming a part thereof and the Consent Solicitation Statement or the Company Proxy Statement, as applicable, and the Parent Proxy Statement, and any amendment thereto.

(c) If the Support Agreements are executed and delivered in accordance with Section 6.4(a), in lieu of calling a meeting of the Company’s shareholders, the Company shall provide a form of shareholder written consent to the Company’s shareholders as promptly as practicable following the date upon which the Registration Statement becomes effective (and, in the case of the Written Consent Parties, within twenty-four (24) hours of the Registration Statement becoming effective). The Company shall use reasonable best efforts to cause the Written Consent Parties to duly execute and deliver shareholder written consents substantially in the form attached hereto as Exhibit C (the “Shareholder Written Consent”) in respect of the Shares beneficially owned by each such Written Consent party (which represent more than a majority of the outstanding Shares) in accordance with Section 228 of the DGCL within twenty-four (24) hours of the Registration Statement becoming effective. As promptly as practicable following the execution and delivery of the Shareholder Written Consent by the Written Consent Parties to the Company, the Company shall deliver to Parent a copy of such Shareholder Written Consent in accordance with Section 9.6 of this Agreement. In connection with the Shareholder Written Consent, the Company shall take all actions necessary to comply, and shall comply in all material respects, with applicable Law and applicable legal requirements, including Section 228 and Section 262 of the DGCL, the Company Certificate of Incorporation and the Company Bylaws and the Exchange Act, including Regulation 14C and Schedule 14C promulgated thereunder, as applicable. If the Written Consent Parties fail to deliver their Shareholder Written Consents to the Company within twenty-four (24) hours of the Registration Statement becoming effective (a “Written Consent Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 8.4(c). In the event of a Written Consent Failure, the Company shall, if and only if Parent makes a Company Shareholder Meeting Election, cooperate with Parent to amend the Registration Statement as promptly as practicable following such Written Consent Failure to include a Company Proxy Statement instead of a Consent Solicitation Statement.

(d) Without prejudice to Parent’s rights or ability to seek and obtain specific enforcement under the Support Agreements of the Written Consent Parties’ obligation to execute and deliver the Shareholder Written Consent, in the event of a Support Agreement Failure or a Written Consent Failure, if Parent does not terminate this Agreement pursuant to Section 8.4(c) and if Parent so requests within seventy-two (72) hours of either a Support Agreement Failure or Written Consent Failure, as applicable (and, for the avoidance of doubt, only if Parent so requests) (such a request, following a Support Agreement Failure or a Written Consent Failure, a

“Company Shareholder Meeting Election”), the Company shall, as promptly as practicable (and in any event within two (2) Business Days) following the date upon which the Registration Statement becomes effective, cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Company Shareholder Approval; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.3(c) during the pendency of any suit by Parent seeking to enforce the Support Agreements following a Written Consent Failure. In such event, the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval at the Company Shareholder Meeting and otherwise comply with Law and all legal requirements applicable to such meeting, including the DGCL, the Certificate of Incorporation and the Bylaws of the Company and the Exchange Act, including Regulation 14A and Schedule 14A promulgated thereunder, as applicable.

(e) Parent shall, as promptly as practicable (and in any event within two (2) Business Days) following the date upon which the Registration Statement becomes effective, cause a meeting of its shareholders (the “Parent Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Parent Shareholder Approval and, unless a Parent Change in Recommendation shall have occurred, Parent shall use its reasonable best efforts to obtain the Parent Shareholder Approval at the Parent Shareholder Meeting. Parent shall comply with Law and all legal requirements applicable to such meeting, including the DGCL, the certificate of incorporation and bylaws of Parent and the Exchange Act, including Regulation 14A and Schedule 14A promulgated thereunder, as applicable. Parent shall include, subject to Section 6.3, the Parent Recommendation in the Parent Proxy Statement.

(f) The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on Merger Materials from the SEC and each of the Company and Parent shall cause the definitive Merger Materials to be mailed to their respective shareholders as promptly as practicable (and in any event within two (2) Business Days) following the date upon which the Registration Statement becomes effective. Each party shall furnish all information concerning it and its Affiliates to the other party and provide such other assistance as may be reasonably requested by the other party to be included in the Merger Materials and shall otherwise reasonably assist and cooperate with the other party in the preparation of the Merger Materials and the resolution of any comments received from the SEC. If any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Merger Materials so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by and in compliance with applicable Law, disseminated to the shareholders of the Company and Parent. The Company shall notify Parent promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Merger Materials or for additional information and shall supply Parent with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Merger Materials or the Mergers. No response to any comments from the SEC or the staff of the SEC relating to the Merger Materials will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.

6.5 Filings; Other Actions; Notification.

(a) The Company and Parent shall cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws and Orders to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as expeditiously as practicable, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings (and in any event, by filing within twenty (20) Business Days after the date of this Agreement the notifications required to be filed under the HSR Act and as promptly as practicable in the case of all other filings required under any Foreign Competition Laws with respect to the transactions contemplated hereby) and to obtain as expeditiously as practicable, and in any event prior to the Termination Date, all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Mergers or any of the other transactions contemplated by this Agreement, (ii) respond as promptly as practicable to any inquiries or requests for information received from any Governmental Entity, (iii) satisfying the conditions to consummating the Mergers, (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers, (v) obtaining (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Mergers and (vi) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

(b) Subject to Section 6.5(b), in the event that the parties receive a request for additional information and documentary material pursuant to the HSR Act or any other Antitrust Laws (a “Second Request”), unless otherwise agreed to by the Company, the parties hereto shall use their reasonable best efforts to substantially comply with and submit appropriate responses to such Second Request as promptly as practicable and advisable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process. Except as expressly permitted pursuant to Section 6.2 or Section 6.3, as applicable, none of the parties shall knowingly take, cause, or permit to be taken any action that is reasonably likely to materially delay or prevent consummation of the contemplated transactions, unless otherwise agreed to in writing by the parties. As used in this Agreement, the term “Antitrust Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, substantial lessening of competition, or restraint of trade or competition.

(c) Subject to applicable Antitrust Laws relating to the exchange of information, Parent shall have the right to devise and direct the strategy for obtaining any clearances required under any Antitrust Law in connection with the Mergers; provided that such strategy shall be designed to obtain such clearances as promptly as reasonably practicable and in no event later than the Termination Date. No party or its counsel shall independently participate in any meeting or substantive call relating to the Antitrust Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without giving the other party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each party shall notify the other of any filing, communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 6.5, (ii) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such proposed filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Mergers, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. In exercising the foregoing cooperation rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, materials provided pursuant to this Section 6.5 may be reasonably redacted (A) to remove references concerning the valuation of the Company and the Mergers, (B) as necessary to comply with contractual arrangements, (C) as necessary to address reasonable privilege concerns, or (D) as otherwise required by Law, provided, further, that any competitively or commercially sensitive material provided may be designated as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel and approved outside economic consultants of the recipient and will not be disclosed to employees, representatives, officers, or directors of the recipient without written consent of the party providing such materials.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws with respect to the transactions contemplated hereby and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated hereby. For the purposes of this Section 6.5, “reasonable best efforts” shall include taking any and all actions necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations required to consummate the Mergers as soon as practicable, and in any event prior to the Termination Date, including but not limited to (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the divestiture, license, hold separate, sale or other disposition of the businesses, assets, or products of the Company, Parent or any of their respective Subsidiaries, (ii) creating, terminating, or amending any existing relationships, ventures, contractual rights or obligations of Parent, the Company, or their respective Subsidiaries, and (iii) otherwise taking or committing to any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, any businesses, assets, product lines or properties of the Company, Parent or any of their respective Subsidiaries (each such action in clauses (i)-(iii) a “Divestiture Action”); provided, however, that in no event shall Parent be required to take or agree or offer to take, and the Company shall not take or agree or offer to take, any Divestiture Action that meets both of the following criteria: (A) such Divestiture Action would be of or with respect to businesses, assets, or products representing, in the aggregate, in excess of $125,000,000 of annual sales revenues for (x) the fiscal year ended September 30, 2017 in the case of Divestiture Actions with respect to the Company or (y) the fiscal year ended December 31, 2017 in the case of Divestiture Actions with respect to Parent and (B) such Divestiture Action would be of or with respect to more than two (2) existing distribution centers in the aggregate. Notwithstanding anything in this Agreement to the contrary, no party shall be required to take or agree to take any action with respect to its business or operations in connection with obtaining the approval of any Governmental Entity in connection with the Mergers unless the effectiveness of such action or agreement is conditioned upon the occurrence of the Closing.

(e) Information. Subject to Section 6.6(b), the Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Merger Materials and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement.

(f) Status. The Company and Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries from any third party and/or any Governmental Entity with respect to the Mergers and the other transactions contemplated by this Agreement, other than immaterial communications.

(g) Corporate Actions. Prior to the Closing, the Company shall reasonably cooperate with Parent in connection with matters set forth in Section 6.5(g) of the Parent Disclosure Letter.

6.6 Access; Consultation.

(a) Upon reasonable notice, and except as may otherwise be required by applicable Law, the Company shall, and shall cause its Subsidiaries to, afford Parent’s Representatives reasonable access, during normal business hours during the period prior to the Initial Effective Time, to the Company’s and its Subsidiaries’ employees, properties, assets, books, records and contracts and, during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent all information concerning any of the foregoing as may reasonably be requested by Parent; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company or Parent; and provided, further, that the foregoing shall require neither the Company nor Parent to permit any inspection or to disclose any information pursuant to this Section 6.6 to the extent that (i) in the reasonable good faith judgment of such party, any applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (i) through (iii) of this Section 6.6(a), Parent or the Company, as applicable, shall (A) use its commercially reasonable efforts to obtain the required consent of any such third party to provide such inspection or disclosure, (B) use reasonable best efforts develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (C) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. In no event shall this

Section 6.6 permit either Party’s Representatives to conduct invasive sampling or invasive testing of any environmental media or building material. Any investigation pursuant to this Section 6.6 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the other party. All requests for information made pursuant to this Section 6.6 shall be directed to an executive officer of the Company or Parent, as applicable, or such Person as may be designated by any such executive officer.

(b) Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material,” “Outside Antitrust Counsel Only Material,” or with similar restrictions. Such material and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. All information exchanged pursuant to this Section 6.6 shall be subject to the Confidentiality Agreement. To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. Prior to the Initial Effective Time, the Company and Parent shall reasonably cooperate in identifying any actions or practices of the Company or any of its Subsidiaries that could require remediation under applicable Law and, to the extent identified, shall cooperate in taking commercially reasonable actions or practices and other customary actions to reduce the risks related to such actions where the failure to remediate would reasonably be likely to result in substantial fines or penalties.

(c) Each of the Company and Parent shall give prompt notice to one another of any change, effect, circumstance or development that would reasonably be likely to result in a Company Material Adverse Effect, Plastics Material Adverse Effect or Parent Material Adverse Effect (as applicable), or of any reasonably likely failure of any condition to Parent’s or the Company’s obligations to effect the Mergers (as applicable).

6.7 Stock Exchange De-listing and De-registration. The Company shall take all actions necessary to permit the Shares and any other security issued by the Company or one of its Subsidiaries and listed on the NASDAQ to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as possible following the Initial Effective Time.

6.8 Publicity. Parent and the Company agree that the initial press release to be issued with respect to the transactions contemplated hereby shall be a joint press release and thereafter the Company and Parent shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the Mergers and the other transactions contemplated by this Agreement and any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, the NASDAQ or the NYSE, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (c) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 6.8 (d) with respect to any Company Change in Recommendation made in accordance with this Agreement or Parent’s response thereto, or (e) with respect to any Parent Change in Recommendation and the Parent Shareholder Meeting and Parent Shareholder Approval following any Parent Change in Recommendation, or the Company’s response thereto.

6.9 Employee Benefits.

(a) Parent agrees that each Company Employee who continues to remain employed with the Surviving Company or its Subsidiaries (a “Continuing Employee”) shall, during the period commencing at the Initial Effective Time and ending on the first anniversary of the date on which the Initial Effective Time occurs (the “Continuation Period”), be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Initial Effective Time and (ii) target annual cash bonus opportunities and target long-term incentive compensation opportunities that are no less favorable in the aggregate than the target annual cash bonus opportunities and target long-term incentive compensation opportunities provided to similarly situated employees of Parent and its Subsidiaries. Parent agrees that Continuing Employees shall, during the Continuation Period, be provided with employee benefits that are substantially comparable in the aggregate to the employee benefits provided to similarly situated employees of Parent and its Subsidiaries. Additionally, Parent agrees that each Continuing Employee shall, during the period commencing at the Initial Effective Time and ending on the first anniversary of the Initial Effective Time, be provided with severance benefits that are no less favorable than the severance benefits provided to such Continuing Employees immediately prior to the Initial Effective Time. Parent shall or shall cause the Surviving Company to honor and assume all obligations under the employment agreement and severance plans listed on Section 6.9(a) of the Company Disclosure Schedule in accordance with the terms of such agreement and plans as in effect on the date hereof.

(b) Parent shall or shall cause the Surviving Company to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Company Employees under the benefit plans provided for those employees except to the extent such condition or exclusion was applicable to an individual Company Employee prior to the Initial Effective Time. With respect to the plan year during which the Initial Effective Time occurs, Parent shall provide each Company Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Company Employee is eligible to participate following the Closing Date.

(c) From and after the Closing Date, Parent shall or shall cause the Surviving Company to, provide credit (without duplication) to Company Employees for their service recognized by the Company and its Subsidiaries as of the Initial Effective Time for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Company Plans, provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits and provided, further, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan.

(d) Notwithstanding the foregoing, with respect to any Company Employee who is, or becomes, subject to a CBA, all compensation and benefits treatment and terms and conditions of employment afforded to such Company Employee shall be provided in accordance with such CBA or other agreement with a labor union or like organization and the terms of this Section 6.9 shall not apply.

(e) From and after the Initial Effective Time, Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) shall honor all Company Plans in accordance with their terms (including any rights to amend, modify or terminate such Company Plans) as in effect immediately prior to the Initial Effective Time. Notwithstanding the foregoing, no provision of this Agreement shall limit the ability of Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) to provide compensation and benefits to Continuing Employees in accordance with this Agreement through plans of Parent or its Subsidiaries after the Initial Effective Time.

(f) Each employee of the Company or any of its Subsidiaries who is employed for any portion of the Fiscal Year commencing October 1, 2018 and who participates in an annual bonus program of the Company (each, a “Bonus Eligible Employee”) shall be eligible to receive a pro rata portion of such individual’s annual bonus with respect to the “stub” period between September 30, 2018 and the Closing Date, based on actual results as of the Closing (the “Pro Rata Bonus”); provided, however, that the applicable performance criteria may be equitably adjusted by the Compensation Committee of the Company’s Board of Directors to the extent that the Compensation Committee determines that any such adjustment is in the best interests of the Company consistent with its fiduciary duties, taking into account the consummation of the Mergers and the anticipated Closing, in each case relating to the Merger and only to the extent not taken into account in establishing the applicable performance goals; provided, further, however, that the Company shall consult in good faith with Parent reasonably in advance of making any such adjustments and the Company shall consider Parent’s input in good faith prior to making such adjustments. Subject to the immediately following sentence, the Pro Rata Bonus shall be payable at such time as the Company pays annual bonuses to its employees in the ordinary course of business consistent with past practice. Each Bonus Eligible Employee who experiences a termination of employment, other than for “Cause” (as defined in the Company’s Severance Plan for U.S. Officers and Executives, amended and restated, effective as of June 9, 2016), prior to the payment of the Pro Rata Bonus shall be entitled to receive the Pro Rata Bonus, if any, payable as soon as reasonably practicable following the date on which the employment termination occurs; provided, however, that this provision shall not apply to the extent that an employee has the right to receive a pro-rated bonus for the year in which employment termination occurs under a Company Plan. The Company shall consult in good faith with Parent regarding (1) the applicable performance goals for the Company’s 2019 Fiscal Year (including applicable goals for any abbreviated periods during such time) and (2) the determination of the Pro Rata Bonus payout levels.

(g) The provisions of this Section 6.9 are solely for the benefit of the parties to this Agreement, and neither any union nor any current or former employee, nor any other individual associated therewith, is or shall be regarded for any purpose as a third party beneficiary to this Agreement (except to the extent provided in Section 9.8(d)). Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Company Plan or any employee benefit plan of Parent, the Surviving Company or any of their Affiliates, (ii) alter or limit the ability of Parent to amend, modify or terminate any Company Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 6.9, (iv) prevent Parent, the Surviving Company or any of their Affiliates, after the Initial Effective Time, from terminating the employment of any Company Employee or (v) be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

(h) If, at least thirty (30) Business Days prior to the Initial Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s) and/or its excess benefit plan, the Company shall terminate any and all 401(k) plans and/or the excess benefit plan effective as of the day immediately preceding the day on which the

Initial Effective Time occurs (the “Plan Termination Date”). In the event that Parent requests that such 401(k) plan(s) and the excess benefit plan be terminated, the Company shall provide Parent with evidence reasonably satisfactory to Parent that such 401(k) plan(s) and the excess benefit plan have been terminated pursuant to resolution of the Company’s Board of Directors at least two (2) Business Days prior to the day on which the Initial Effective Time occurs; provided that prior to terminating the Company’s 401(k) plan or the excess benefit plan, the Company shall provide Parent with the form and substance of any applicable resolutions for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). If the Company 401(k) plan or the excess benefit plan is terminated pursuant to this Section 6.9(h), then as soon as practicable following the Plan Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) plan or the excess benefit plan immediately prior to the Plan Termination Date to participate in Parent’s 401(k) plan or Parent’s excess benefit plan, as applicable, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan, including any outstanding participant loans, to Parent’s 401(k) plan, except to the extent that accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan or as may be prohibited by Parent’s 401(k) plan.

6.10 Expenses. Except as otherwise provided in Sections 6.5 and 8.5, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the Mergers and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the Merger Materials and printing and mailing the Merger Materials shall be shared equally by Parent and the Company.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Initial Effective Time, Parent shall cause the Surviving Company to, indemnify and hold harmless each present and former director and officer of the Company determined as of the Initial Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Initial Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Initial Effective Time, in each case, whether asserted or claimed prior to, at or after the Initial Effective Time, to the fullest extent that the Company would have been permitted under Delaware Law, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or Company Bylaws in effect on the date of this

Agreement to indemnify such Person (and Parent and the Surviving Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification). Parent shall ensure that the organizational documents of the Surviving Company shall, for a period of six (6) years from and after the Initial Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Certificate of Incorporation and Company Bylaws. Any right of indemnification of an Indemnified Party pursuant to this Section 6.11 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b) Prior to the Initial Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Company as of the Initial Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Initial Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least substantially as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Initial Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for the D&O Insurance; and, provided, further that if the premium for the D&O Insurance coverage exceeds such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations of Parent set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.11 shall be in addition to any rights such individual may have under Delaware Law, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or the Company Bylaws.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under such policies.

6.12 Takeover Statute. If any Takeover Statute is or may become applicable to the Mergers or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13 Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Initial Effective Time. Prior to the Initial Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.14 Section 16(b). The board of directors of each of the Company and Parent (or, in each case, a duly authorized committee thereof) shall, prior to the Initial Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual, including by deputization, who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15 Financing Cooperation.

(a) Parent will use reasonable best efforts to obtain Financing (or in the event any portion or all of the Committed Financing becomes unavailable (after giving effect to any other financing that may then be available to cover such unavailable amount) and such amount is necessary to pay the Merger Amounts, alternative debt financing (in an amount sufficient, together with the remaining Financing, if any, and any other sources available to Parent, Merger Sub I and Merger Sub II, to fund the payment of the Merger Amounts) from the same or other sources (any such alternative debt financing that Parent obtains if any portion or all of the Committed Financing becomes unavailable, a “Replacement Financing”)) required to fund the payment of the Merger Amounts on the Closing Date. It is understood and agreed that in no event will the reasonable best efforts of Parent be deemed or construed to require Parent to pay any fees materially in excess of those contemplated by the Commitment Letter (or the related fee letter) (including market flex provisions set forth therein) as in effect on the date of this Agreement, or agree to any market flex provision less favorable to Parent than the market flex provisions contained in the fee letter as in effect on the date of this Agreement (in either case, whether to secure waiver of any conditions contained therein or otherwise). Upon request by the Company, Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing. Parent shall give the Company prompt notice upon becoming aware of, or receiving written notice with respect to, any material breach of or default under, or any event or circumstance that (with or without notice, lapse of time or both) could reasonably be expected to give rise to any material breach of or default under, the Commitment Letter by a party thereto or any termination, withdrawal or rescission of the Commitment Letter. Notwithstanding anything in this Agreement to the contrary, each of Parent, Merger Sub I and Merger Sub II expressly acknowledges and agrees that neither the availability nor terms of the Financing are conditions to the obligations of Parent, Merger Sub I and Merger Sub II to consummate the Mergers, and each of Parent, Merger Sub I and Merger Sub II reaffirms its obligation to consummate the Mergers and the other transactions contemplated by this Agreement subject only to the express conditions set forth in Article VII, irrespective and independent of the availability or terms of the Financing.

(b) For purposes of this Agreement (other than Section 5.2(k)), the term “Financing” shall mean (i) the Committed Financing, (ii) any Replacement Financing, (iii) any Bond Financing and (iv) any other financing arrangement arranged by Parent to fund the Merger Amounts.

(c) The Company shall furnish Parent as promptly as reasonably practicable with (A) the financial information regarding the Company and its Subsidiaries described in clauses (i) and (ii) of paragraph 2 of Annex C of the Commitment Letter (as in effect on the date hereof) and (B) all financial and related information reasonably requested in writing by Parent that relates to the Company and its Subsidiaries and is necessary to permit Parent to prepare a pro forma consolidated balance sheet and related pro forma financial statements, in each case as required pursuant to clause (iii) of paragraph 2 of Annex C of the Commitment Letter; it being understood and agreed that the preparation of such pro forma consolidated balance sheet and related pro forma financial statements is the responsibility of Parent, and the Company and its Subsidiaries shall have no responsibility for, and make no representations regarding, the resultant pro forma information. Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, use reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Committed Financing and/or any Replacement Financing, which reasonable best efforts shall include:

(i) furnishing Parent as promptly as reasonably practicable with such pertinent information relating to the business, financial performance or financial condition of the Company and its Subsidiaries as may be necessary to prepare the marketing and rating agency materials described in clause (ii)(B) below;

(ii) (A) participating in a reasonable number of presentations, meetings (including with prospective lenders and investors) and sessions with rating agencies in connection with the Committed Financing and/or any Replacement Financing, in each case, at reasonable times and locations to be mutually agreed, and (B) assisting with the preparation of customary materials for rating agency presentations, a bank information memorandum (including, to the extent necessary, a supplement thereto that does not include material non-public information) and similar documents required in connection with the Committed Financing and/or any Replacement Financing;

(iii) assisting reasonably in the preparation of, and executing and delivering, one or more definitive financing documents (including one or more credit agreements, and/or other instruments) in connection with the Committed Financing and/or any Replacement Financing, as well as any pledge and security documents, and other collateral filings or other certificates or documents as may reasonably be requested by Parent and reasonably facilitating the taking of all corporate actions by the Company and its Subsidiaries with respect to entering such definitive financing documents and otherwise necessary to permit consummation of the Committed Financing and/or any Replacement Financing;

(iv) (A) permitting the prospective lenders or investors involved in the Committed Financing and/or any applicable Replacement Financing to evaluate the Company’s and its Subsidiaries’ inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (including conducting field exams, the commercial finance examinations and inventory, equipment and real property appraisals) and conduct other collateral-related diligence customary in connection with the establishing of an asset-based credit facility and (B) assisting Parent with the establishment of bank and other accounts and blocked account and control agreements of the Company and one or more of its Subsidiaries (to be effective no earlier than the Closing) in connection with the Committed Financing and/or any Replacement Financing, in each case to the extent customary and reasonable;

(v) (A) obtaining customary authorization letters with respect to the bank information memorandum (as they apply to information regarding the Company and its Subsidiaries) from a senior officer of the Company and (B) delivering such information as may be reasonably requested by Parent a reasonable time prior to Closing that is necessary to complete any borrowing base certificates required to be delivered under the Committed Financing and/or any applicable Replacement Financing; and

(vi) at least five (5) Business Days prior to the Closing, providing all documentation and other information about the Company that is reasonably requested by the Lenders and the Lenders reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act, to the extent requested by the Parent in writing at least eight (8) Business Days prior to the Closing.

(d) In addition, (i) the Company and its Subsidiaries shall use reasonable best efforts to take all actions that are necessary to facilitate the Debt Payoff, including using its reasonable best efforts to obtain customary, executed payoff letters (the “Payoff Letters”) with respect to the Existing Credit Facilities in form and substance reasonably satisfactory to Parent; provided, that the Company and its Subsidiaries shall provide a draft of such Payoff Letters at least one (1) Business Day prior to the Closing Date, which draft shall indicate the total amount required to be paid to satisfy all principal, interest and related liabilities payable on the Closing Date and (ii) prior to the Closing, Parent shall use reasonable best efforts to replace, cash collateralize and/or otherwise “backstop” each letter of credit issued under the Existing Credit Facilities (including by providing for the “deemed issuance” of the relevant letter of credit under the Financing or other facilities available to Parent) at or prior to the Closing to the extent required to permit the release of the Liens securing the obligations of the Company or its applicable Subsidiaries under the relevant Existing Credit Facility. At or prior to the Initial Effective Time, Parent shall pay, or cause to be paid, an amount of cash as set forth on Section 6.15(d) of the Company Disclosure Letter, on the terms and subject to the conditions set forth therein.

(e) Upon reasonable advance notification by Parent, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, use reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the arrangement of any private placement of debt securities under Rule 144A under the Securities Act prior to Closing (a “Bond Financing”), which reasonable best efforts shall include:

(i) furnishing Parent as promptly as reasonably practicable with the following information regarding the Company and its Subsidiaries, in each case, which is Compliant: (A) all financial and related information reasonably requested in writing by Parent that relates to the Company and its Subsidiaries and is necessary to permit Parent to prepare a pro forma consolidated balance sheet and related pro forma financial statements (provided, however, Parent acknowledges that the preparation of such pro forma consolidated balance sheet and related pro forma financial statements is the responsibility of Parent, and the Company and its Subsidiaries has no responsibility for, and makes no representations regarding, the resultant pro forma information), (B) to the extent not publicly available, the audited financial information and unaudited financial information required to be filed at such time of Parent’s request with the

SEC by the Company and (C) such business and other financial data of the type and form customarily included in offering memorandums used in offerings of debt securities pursuant to Rule 144A, in each case, assuming that such offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made (excluding, for the avoidance of doubt, information customarily excluded in offerings of debt securities pursuant to Rule 144A, including without limitation information required by Rules 3-10 and 3-16 under Regulation S-X, and Item 402 of Regulation S-K) (collectively, the “Required Bond Information”);

(ii) participating in a reasonable number of presentations, meetings (including with prospective purchasers and investors), due diligence sessions, drafting sessions and sessions with rating agencies in connection with a Bond Financing, in each case, at reasonable times and locations to be mutually agreed;

(iii) assisting with the preparation of customary materials for road show presentations, offering memoranda and similar documents required in connection with a Bond Financing; and

(iv) conducting other diligence customary in connection with a Bond Financing (the foregoing clauses (i) through (iv), collectively, the “Bond Cooperation”); provided, that, for the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement, neither compliance with this Section 6.15(e) nor the provision of any Bond Cooperation shall in any event constitute a condition to Closing.

(f) Notwithstanding anything to the contrary contained in this Section 6.15, neither the Company nor any of its Subsidiaries shall be required to (1) take or cause the taking of any action that would (i) unreasonably interfere with the ongoing operations of the Company or its Subsidiaries, (ii) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.15 prior to the Closing (other than costs subject to reimbursement pursuant to this Section 6.15), (iii) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (iv) conflict with any material Laws, (v) provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney–client privilege or other similar privilege of the Company or any of its Subsidiaries (provided that the Company and its Subsidiaries shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege (which efforts shall not require the Company or any Subsidiary to waive its attorney-client privilege or violate any material Contract or applicable Law) and that in the event that the Company or any of its Subsidiaries do not provide access or information in reliance on this clause, the Company shall provide notice to Parent that such access or information is being withheld), (vi) prepare separate financial statements for any Subsidiary of the Company, (vii) authorize any corporate action of the Company or any of its Subsidiaries that would become effective and operative prior to the Closing or (viii) require the Company and/or any Subsidiary to make any representation, warranty or certification that, in the good faith determination of the Company, is not true or (2) (w) prepare any financial statements (other than the financial statements referred to in clause (A) of the first sentence of Section 6.15(c) or any financial statements that would constitute Required Bond Information), (x) execute, deliver or enter into any agreement, document or instrument (including any guaranty, mortgage, collateral filing, blocked account control agreement or certificate) (except the authorization letter delivered pursuant to Section 6.15(c)(v)) or any representation letter required to be delivered by the Company to its auditors to obtain a customary comfort letter) in each case the effectiveness of which is not contingent upon the Closing, (y) incur any liability in connection with the Financing or (z) provide any cooperation or information that does not pertain to the Company or its Subsidiaries (it being understood that no officer or employee of the Company or its Subsidiaries shall be required to take any action other than on behalf of the Company and/or its applicable Subsidiary in his, her or their capacity as an officer or employee of the Company or the applicable Subsidiary).

(g) Parent shall indemnify and hold harmless the Company and each of its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims and reasonable out-of-pocket costs and expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with any and all of the matters contemplated by this Section 6.15 (other than any material inaccuracy in any information provided in writing by the Company or its Subsidiaries or any of their Representatives specifically for use in connection with the Financing), whether or not the Mergers are consummated or this Agreement is terminated. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 6.15, whether or not the Mergers are consummated or this Agreement is terminated (other than arising from fraud or intentional misrepresentation on the part of the Company or its Subsidiaries or any of their Representatives or in connection with any claim arising from the material inaccuracy of any information provided in writing by the Company or its Subsidiaries or Representatives specifically for use in connection with the Financing).

(h) The Company hereby consents to the use of its and its Subsidiaries’ logos by Parent solely for the purpose of arranging and obtaining the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective Intellectual Property Rights.

(i) Parent and Merger Sub expressly acknowledge and agree that (i) the provisions of this Section 6.15 (including, for the avoidance of doubt, any of the obligations pursuant to Section 6.15(c) (as they relate to any Incremental Debt Financing Cooperation Requirement) and/or Section 6.15(e)) shall not create any independent conditions to Closing and (ii) notwithstanding anything in this Agreement to the contrary, neither Parent’s nor Merger Sub I’s or Merger Sub II’s obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining any financing whatsoever.

(j) In no event will Parent or any of its Affiliates enter into any contract (i) prohibiting or seeking to prohibit any bank or other potential provider of debt financing from providing or seeking to provide debt financing to any Person or (ii) prohibiting or seeking to prohibit any provider of equity financing from providing or seeking to provide equity financing to any Person in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Transactions.

(k) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 6.15 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Parent shall be permitted to disclose confidential information to potential debt financing sources, rating agencies, and their respective counsel for the transactions contemplated by this Agreement and their Representatives without the prior written consent of the Company subject to the acknowledgement and acceptance by such potential debt financing sources, rating agencies or their respective counsel that such information is being disseminated on a confidential basis on substantially the terms set forth in the Confidentiality Agreement or in the applicable Commitment Letter or as is otherwise reasonably acceptable to Parent and the Company.

(l) Notwithstanding anything to the contrary in this Agreement, without limiting the obligations of the Company under this Section 6.15, if (i) the cooperation required to be provided under this Section 6.15 in connection with any Replacement Financing is more onerous to the Company and/or any of its Subsidiaries than what is required to be provided pursuant to Section 6.15 with respect to the Committed Financing contemplated on the date hereof (any such more onerous requirement, an “Incremental Debt Financing Cooperation Requirement”) and (ii) the Company and/or Subsidiary fails to satisfy any Incremental Debt Financing Cooperation Requirement, then such failure shall not be deemed to be a breach of this Section 6.15 for purposes of Article VII of this Agreement.

6.16 Approval of Parent. Immediately following the execution and delivery of this Agreement by the parties hereto, Parent, as sole shareholder of Merger Sub I, shall adopt this Agreement and approve the Initial Merger, in accordance with DGCL, by written consent.

6.17 Shareholder Litigation. The Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any shareholder litigation against the Company and/or its officers or directors, and Parent shall give the Company the opportunity to participate in (but not control) the defense and settlement of any shareholder litigation against Parent and/or its officers or directors, in each case relating to the Mergers or any of the other transactions contemplated by this Agreement in accordance with the terms of a mutually agreed upon joint defense agreement. The Company shall not, except with the prior written consent of Parent, offer to settle or settle or compromise any such shareholder litigation.

6.18 Treatment of Company Warrants.

(a) In accordance with the provisions of Section 4.4 of the Warrant Agreement, promptly following the Closing, Parent shall cause the Surviving Company to make public disclosure of the consummation of the Mergers by filing a Current Report on Form 8-K with the SEC.

(b) At Parent’s election, the Company or the Surviving Company, as applicable, may elect to cause any Warrant to be exercised on a “cashless basis” pursuant to Section 7.4 of the Warrant Agreement.

(c) The Company shall use its reasonable efforts to file or cause to be filed a Form 15 at or promptly following Closing with respect to the deregistration of the Warrants, to the extent deregistration is not prohibited by the Securities Act.

6.19 Further Action. If at any time before or after the Initial Effective Time, Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation or the Surviving Company reasonably believes that any further instruments, deeds, assignments or assurances, or the transfer, modification or reissuance of any License or Environmental License, are reasonably necessary or desirable to consummate the Mergers or to carry out the purposes and intent of this Agreement at or after the Initial Effective Time, then Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation and the Surviving Company and their respective officers and directors shall execute and deliver all such reasonable and proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Mergers and to carry out the purposes and intent of this Agreement.

6.20 Exchange Listing. Parent will use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Initial Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Initial Effective Time.

6.21 Tax Matters.

(a) The parties intend that, for U.S. federal income tax purposes, the Initial Merger and the Subsequent Merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company will (and will cause its Subsidiaries to) use its reasonable best efforts to cause the Initial Merger and the Subsequent Merger, taken together, to qualify, and will not take or knowingly fail to take any action (and will cause its Subsidiaries not to take or knowingly fail to take any action) which action or failure to act could reasonably be expected to impede or prevent the Initial Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (it being agreed and understood that nothing in this Section 6.21 shall require any party to make any payment to any other Person or to modify or alter, in whole or in part, the amount, composition or timing of payment of the Merger Consideration (including, for the avoidance of doubt, the Cash Consideration and the Stock Consideration) as set forth in this Agreement).

(b) The Company shall cause the TRA Termination Agreement to be executed by the parties to the Tax Receivable Agreement prior to or concurrently with the execution of this Agreement.

6.22 Related Party Arrangements. Within forty-five (45) days following the date hereof, the Company shall deliver to Parent true and complete copies of all Related Party Arrangements and any other material Contracts then in effect between the Company, on the one hand, and any former Affiliate of the Company or any present or former portfolio company of any present or former Affiliate of the Company, and with respect to any former Affiliate of the Company, to the extent such former Affiliate is known or should reasonably be expected to be known by the Company to have been an Affiliate of the Company. To the extent required by Parent following such delivery, the Company shall meet to discuss such Related Party Arrangements and other Contracts with Parent, and the Company shall use reasonable best efforts to cause such Related Party Arrangements and other Contracts designated by Parent (after considering in good faith the discussions with the Company and its representatives) to be terminated effective as of or prior to the Closing, without any further right, obligation or liability of any Person thereunder. The Parties acknowledge that any failure by the Company to terminate such Related Party Arrangements and other Contracts, in and of itself and so long the Company has complied with its reasonable best efforts obligation to do so, shall not constitute a failure to comply with the Company’s covenants set forth in this Section 6.22.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligation of each party to effect the Mergers is subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of each of the following conditions:

(a) Shareholder Approvals. (i) The Company Shareholder Approval shall have been obtained and (ii) the Parent Shareholder Approval shall have been obtained.

(b) Governmental Consents. (i) The waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been earlier terminated, and (ii) all Governmental Consents set forth on Section 7.1(b)(ii) of the Company Disclosure Letter shall have been filed, occurred or been obtained, as applicable (clauses (i) and (ii), collectively, the “Required Governmental Consents”). For purposes of this Agreement, the term “Governmental Consents” shall mean all consents, approvals, permits, expirations of waiting periods and authorizations required to be obtained prior to the Initial Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby.

(c) Law; Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Mergers or the other transactions contemplated by this Agreement.

(d) NYSE Listing. The shares of Parent Common Stock to be issued in the Initial Merger shall have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

(e) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC.

7.2 Conditions to Obligations of Parent, Merger Sub I and Merger Sub II. The obligations of Parent, Merger Sub I and Merger Sub II to effect the Mergers are also subject to the satisfaction or, to the extent permitted by Law, waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 5.1(b)(i) (Capital Structure) shall be true and correct, subject only to de minimis inaccuracies, as of the date of this Agreement and as of and as though made on the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in (x) the first sentence of Section 5.1(f) (Absence of Certain Changes) shall be true and correct in all respects and (y) Section 5.1(b)(ii) (Capital Structure), Section 5.1(c) (Corporate Authority and Approval;

Financial Advisor Opinions) and Section 5.1(l) (Takeover Statutes) shall be true and correct in all material respects, in each case of the foregoing clauses (x) and (y) as of the date of this Agreement and as of and as though made on the Closing Date (in each case except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the other representations and warranties of the Company set forth in Section 5.1 shall be true and correct as of the date of this Agreement and as of and as though made on the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(iii) shall be deemed to have been satisfied even if any such representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 7.2(a)(iii) without any materiality, Company Material Adverse Effect, Plastics Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect; (iv) the representations and warranties of the Company set forth in Section 5.1(g) (Litigation and Liabilities), Section 5.1(j) (Compliance with Laws; Licenses), Section 5.1(m) (Environmental Matters), Section 5.1(o)(vi) (Intellectual Property Rights), Section 5.1(p) (Properties) and Section 5.1(q) (Insurance) shall be true and correct as of the date of this Agreement and as of and as though made on the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 7.2(a)(iv) without any materiality, Company Material Adverse Effect, Plastics Material Adverse Effect or similar qualification), individually or in the aggregate has had or would reasonably be likely to have a Plastics Material Adverse Effect; and (v) Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(c) No Material Adverse Effect. After the date of this Agreement, there shall not have occurred any change, effect, circumstance or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Company Material Adverse Effect or a Plastics Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(d) Termination of the Tax Receivable Agreement. The TRA Termination Agreement remains in full force and effect and the Tax Receivable Agreement shall have been terminated in accordance with the terms of the TRA Termination Agreement.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction or, to the extent permitted by Law, waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 5.2(b) (Authorized Capital Stock of Parent) and 5.2(c) (Authorized Capital Stock of Merger Sub I and Merger Sub II) of this Agreement shall be true and correct, subject only to de minimis inaccuracies as of the date of this Agreement and as of and as though made on the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date), (ii) the representations and warranties of Parent set forth in (x) the first sentence of Section 5.2(g) (Absence of Certain Changes) shall be true and correct in all respects and (y) Section 5.2(d) (Corporate Authority; Approval) shall be true and correct in all material respects, in each case of the foregoing clauses (x) and (y), as of the date of this Agreement and as of and as though made on the Closing Date (in each case except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the other representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 5.2 shall be true and correct as of the date of this Agreement and as of and as though made on the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.3(a)(iii) shall be deemed to have been satisfied even if any such representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 7.3(a)(iii) without any materiality, Parent Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be likely to have a Parent Material Adverse Effect; and (iv) the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent, Merger Sub I and Merger Sub II. Each of Parent, Merger Sub I and Merger Sub II shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent, Merger Sub I and Merger Sub II by a senior executive officer of Parent to such effect.

(c) No Parent Material Adverse Effect. After the date of this Agreement, there shall not have occurred any change, effect, circumstance or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to such effect.

7.4 Frustration of Conditions. None of the Company, Parent, Merger Sub I or Merger Sub II may rely, either as a basis for not consummating the Mergers or the other transactions or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Initial Effective Time by mutual written consent of the Company and Parent.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Initial Effective Time by either Parent or the Company if:

(a) the Mergers shall not have been consummated by September 17, 2019 (as it may be extended below, the “Termination Date”); provided, however, that (i) the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement of such party in this Agreement caused the failure of the Mergers to be consummated on or prior to such date and (ii) if on the Termination Date, the conditions to Closing set forth in Section 7.1(b) or 7.1(c) (in the case of Section 7.1(c), as a result of any Law or Order arising under any Antitrust Law) shall not have been satisfied or waived but all other conditions to Closing shall have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied at the Closing or on the Closing Date, shall be capable of being satisfied on such date), then the Termination Date may be extended one or more times by either Parent or the Company by written notice to the other party up to a date (or dates) no later than, in any case, December 17, 2019;

(b) following a Company Shareholder Meeting Election, the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting (including any adjournment or postponement thereof); provided that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have resulted in the failure of the condition set forth in Section 7.1(a)(i) to be satisfied;

(c) the Parent Shareholder Approval shall not have been obtained at the Parent Shareholder Meeting (including any adjournment or postponement thereof); provided that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have resulted in the failure of the condition set forth in Section 7.1(a)(ii) to be satisfied; or

(d) any Law or Order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers shall become final and non-appealable, whether before or after the Company Shareholder Approval or the Parent Shareholder has been obtained; provided that the right to terminate this Agreement pursuant to this Section 8.2(d) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have resulted in such Law or Order being enacted, issued, promulgated, enforced or entered.

8.3 Termination by the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Initial Effective Time by the Company by written notice to Parent if:

(a) the board of directors of Parent shall have made a Parent Change in Recommendation;

(b) there has been a breach of any representation, warranty, covenant or agreement made by Parent, Merger Sub I or Merger Sub II in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth Section 7.3(a) or 7.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following notice to Parent from the Company of such breach or failure and (ii) the date that is three (3) Business Days prior to the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(b) if the Company is then in breach of any of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth Section 7.2(a) or 7.2(b) would not be satisfied if the Closing occurred at such time; or

(c) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, at any time prior to the Company Shareholder Approval being obtained, (i) if the board of directors of the Company authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 6.2, to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal that did not result from a material breach of this Agreement, (ii) concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 6.2, enters into a Company Alternative Acquisition Agreement providing for a Company Superior Proposal that did not result from a breach of this Agreement and (iii) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5(b).

8.4 Termination by Parent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Initial Effective Time by Parent by written notice to the Company if:

(a) the board of directors of the Company shall have made a Company Change in Recommendation;

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth Section 7.2(a) or 7.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following notice to the Company from Parent of such breach or failure and (ii) the date that is three (3) Business Days prior to the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) if Parent is then in breach of any of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth Section 7.3(a) or 7.3(b) would not be satisfied if the Closing occurred at such time; or

(c) in the event of a Support Agreement Failure or a Written Consent Failure.

8.5 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article VIII, this Agreement (other than as set forth in this Section 8.5 and in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Representatives); provided that no such termination shall relieve any party hereto (i) from any liability for damages to any other party resulting from fraud or any Intentional Breach prior to such termination by such party in any material respect of its covenants or agreements set forth in this Agreement that shall have resulted in the failure of the Mergers to be consummated, and the aggrieved party shall be entitled to all rights and remedies available at Law or in equity or (ii) from any obligation to pay, if applicable, the Company Termination Fee or the Parent Termination Fee pursuant to this Section 8.5.

(b) If this Agreement is terminated (i) by Parent pursuant to Section 8.4(a) or (ii) by the Company pursuant to Section 8.3(c), then the Company shall, within two (2) Business Days after such termination in the case of clause (i) or concurrently with such termination in the case of clause (ii), pay Parent a fee equal to $35,000,000 (the “Company Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by Parent.

(c) If this Agreement is terminated by the Company pursuant to Section 8.3(a) then Parent shall, within two (2) Business Days after such termination, pay the Company a fee equal to the $128,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by the Company.

(d) If (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.2(a) or 8.2(b) or (B) by Parent pursuant to Section 8.4(b), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Company Acquisition Proposal shall have been made to the Company or any of its Subsidiaries, or the Company’s board of directors, or shall have been made directly to the Company’s shareholders and, in each case, not withdrawn, (iii) in the case of a termination pursuant to Section 8.2(a), the conditions set forth in Sections 7.1(b) and 7.1(c) shall have been satisfied, and (iv) within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this Section 8.5(d), the Company consummates or enters into a definitive agreement with respect to any Company Acquisition Proposal (that is eventually consummated), then the Company shall pay the Company Termination Fee concurrently with such consummation by wire transfer of immediately available funds to an account designated in writing by Parent; provided that solely for purposes of this Section 8.5(d), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 6.2(d), except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”.

(e) If (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.2(a) or 8.2(c) or (B) by the Company pursuant to Section 8.3(b), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Parent Acquisition Proposal shall have been made to Parent or any of its Subsidiaries, or Parent’s board of directors, or shall have been made directly to Parent’s shareholders and, in each case, not withdrawn, (iii) the board of directors of Parent shall not have made a Parent Change in Recommendation prior to such termination referred to in clause (i) of this sentence, ((iv) in the case of a termination pursuant to Section 8.2(a), the conditions set forth in Sections 7.1(b) and 7.1(c) shall have been satisfied, and (v) within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this

Section 8.5(e), Parent consummates or enters into a definitive agreement with respect to any Parent Acquisition Proposal (that is eventually consummated), then Parent shall pay the Parent Termination Fee concurrently with such consummation by wire transfer of immediately available funds to an account designated in writing by the Company; provided that solely for purposes of this Section 8.5(e), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 6.3(d), except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”.

(f) If this Agreement is terminated by Parent or the Company (i) pursuant to Section 8.2(d), but only if the applicable Law or Order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers arises under an Antitrust Law, or (ii) pursuant to Section 8.2(a) and, in the case of this clause (ii), at the time of such termination, all of the conditions set forth in Article VII shall have been satisfied or, to the extent permitted by Law, waived in accordance with the terms hereof (other than (A) the conditions set forth in Section 7.1(b) or Section 7.1(c) (but for purposes of Section 7.1(c), only if the failure to be satisfied is due to a Law or Order arising under an Antitrust Law) or (B) those conditions that by their nature are to be satisfied at the Closing or on the Closing Date, provided that such conditions were capable of being satisfied if the Closing and the Closing Date had occurred on the date of such termination), then Parent shall, within two (2) Business Days after such termination, pay the Company a fee equal to $35,000,000 (the “Reverse Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by the Company; provided, however, that no amount shall be payable by Parent pursuant to this Section 8.5(f) in the event that a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or that any such representation and warranty becoming untrue after the date of this Agreement, is a proximate cause of the failure of the condition set forth in Section 7.1(b) or Section 7.1(c) to be satisfied.

(g) Each party acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; accordingly, (i) if the Company fails to pay promptly the amount due pursuant to Section 8.5(b) or Section 8.5(d) (any such amount due, a “Company Payment”), and, in order to obtain such Company Payment, Parent commences a suit which results in a judgment against the Company for the applicable Company Payment, or any portion thereof, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Company Payment at the prime rate of Citibank N.A. in effect on the date such Company Payment was required to be paid from such date through the date of full payment thereof, and (ii) if Parent fails to pay promptly the amount due pursuant to Section 8.5(c), Section 8.5(e) or Section 8.5(f) (any such amount due, a “Parent Payment”), and, in order to obtain such Parent Payment, the Company commences a suit which results in a judgment against Parent for the applicable Parent Payment, or any portion thereof, Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Parent Payment at the prime rate of Citibank N.A. in effect on the date such Parent Payment was required to be paid from such date through the date of full payment thereof. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion, and in no event shall Parent be required to pay the Parent Termination Fee or the Reverse Termination Fee on more than one occasion. Notwithstanding anything herein to the contrary, in no event shall Parent be required to pay the Reverse Termination Fee if the Parent Termination Fee is payable.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This Article IX and the agreements of the Company, Parent, Merger Sub I and Merger Sub II contained in Article IV and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Mergers. This Article IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver) and Section 9.13(Assignment)) and the agreements of the Company, Parent, Merger Sub I and Merger Sub II contained in Section 6.6 (Access; Consultation), Section 6.10 (Expenses), Section 6.15(g) (Financing Indemnification), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement (as defined in Section 9.7) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Mergers or the termination of this Agreement.

9.2 Modification or Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Shareholder Written Consent or the Company Shareholder Approval; provided, however, that after Shareholder Written Consent or the Company Shareholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by the shareholders of the Company or Parent without such further approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3 Waiver.

(a) Any provision of this Agreement may be waived prior to the Initial Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.4 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.5 Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of laws provisions.

(b) Each of the parties (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (iv) waives any objection that it may now or hereafter have to the venue of any such Proceeding in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 9.6. Each of Parent, Merger Sub I, Merger Sub II and the Company hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.6 shall be effective service of process for any Proceeding in connection with this Agreement or the transactions contemplated hereby. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by facsimile (with confirmation of transmission) or e-mail (with confirmation of receipt by the recipient) of a PDF document if sent prior to 6:00 pm (local time of the recipient), and on the next Business Day if sent after 6:00 pm (local time of the recipient), (b) when delivered, if delivered personally to the intended recipient, and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent, Merger Sub I or Merger Sub II

Univar Inc.

3075 Highland Parkway, Suite 200

Downers Grove, Illinois

Attention: Jeffrey W. Carr

Fax:         (331) 777-6292

Email:      Jeff.Carr@univar.com

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:   Andrew R. Brownstein

John L. Robinson

Fax:             (212) 403-2000

Email:         ARBrownstein@wlrk.com

JLRobinson@wlrk.com

if to the Company:

Nexeo Solutions, Inc.

3 Waterway Square Place #1000

The Woodlands, TX 77380

Attention: Michael B. Farnell, Jr.

Fax:         (281) 297-5221

Email:      Mfarnell@nexeosolutions.com

with copies (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello

Sachin Kohli

Fax: (212) 310-8007

Email: michael.aiello@weil.com

sachin.kohli@weil.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7 Entire Agreement. This Agreement (including any exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement, dated March 13, 2018, between the Company and Parent (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), (b) the right of the Company’s shareholders to receive the Merger Consideration after (and subject to the occurrence of) the Closing, (c) the rights of the Persons identified in Section 6.15(d) of the Company Disclosure Letter to receive such consideration as provided for in Section 6.15(d) of the Company Disclosure Letter, on the terms and subject to the conditions set forth therein, and (d) the right of the holders of awards under the Company Stock Plan to receive such consideration as provided for in Section 4.7 after (and subject to the occurrence of) the Closing, in each case of the foregoing clauses (a) through (d), on the terms and subject to the conditions set forth in this Agreement.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Initial Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11 Definitions.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Affiliate”” means, with respect to any Person, another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Alternative Issuance” shall have the meaning ascribed to it in the Warrant Agreement.

(c) “Company Equity Awards” means the Company Options, the Company Restricted Stock Awards, the Company Performance Share Unit Awards, Company RSU-C Awards and the Company RSU-S Awards.

(d) “Company Material Adverse Effect” means any fact, circumstance, change, event or effect that, either individually or in the aggregate with any other fact, circumstance, change, event or effect, (A) has or is reasonably likely to have a material adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any such effect resulting from or arising in connection with: (1) changes in, or events generally affecting, the financial, securities or capital markets, (2) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, tariff policy, monetary policy or inflation, (3) changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries operate, (4) any acts of war, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (5) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, (6) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the NASDAQ, provided that the exceptions in clauses (5) and (6) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (7) changes in

Law, (8) changes in GAAP (or authoritative interpretation thereof), (9) the taking of any action expressly required by this Agreement or (10) the announcement (but, for the avoidance of doubt, not the consummation) of this Agreement and the Mergers, including the impact thereof on the relationships with customers, suppliers, distributors, partners or employees; provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (1), (2), (3), (4), (7) and (8) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred if such changes, effects, circumstances or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate or (B) is reasonably likely to prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers.

(e) “Company Plastics Segment” means that portion of the Company’s and its Subsidiaries’ properties, assets, business and results of operations comprising the “Plastics” reportable segment as defined in the Company’s filings with the SEC under the Exchange Act prior to the date hereof.

(f) “Compliant” means, with respect to any Required Bond Information, that (i) such Required Bond Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Bond Information, in light of the circumstances under which they were made, not misleading, (ii) the Company’s auditors have consented to or otherwise authorized the use of their audit opinions related to any audited financial statements included in such Required Bond Information and any interim quarterly financial statements included in such Required Bond Information have been reviewed by the Company’s independent auditors as provided in the procedures specified by AU 722, and (iii) the Company’s independent auditors have delivered drafts of customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Required Bond Information, and such auditors have confirmed they are prepared to issue any such comfort letter upon any pricing date (subject to the completion by such auditors of customary procedures relating thereto).

(g) “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), means, with respect to any person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

(h) “Debt Payoff” means the termination of all commitments under the Existing Credit Facilities, the repayment in full obligations under the Existing Credit Facilities, the release of any guarantees relating to the “Secured Obligations” as defined in the ABL and the “Obligations” as defined in the Term Facility and the release of any Liens or other security interests securing such Secured Obligations or Obligations, as the case may be.

(i) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(j) “Financing Parties” shall mean the financial institutions party to the Commitment Letter, any joinder agreements, indentures or credit agreements entered into in connection therewith, their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns, in each case, in their respective capacities as such; provided that neither Parent nor any Affiliate of Parent shall be a Financing Party.

(k) “Founder Shares” means the 12,476,250 Shares held by the TPG Investors, the Park West Investors, the FPA Investors and certain other investors.

(l) “FPA Investors” means, collectively FPA Crescent Fund, FPA Global Opportunity Fund, FPA Select Drawdown Fund, L.P., FPA Select Fund, L.P., FPA Value Partners Fund, FPA Select Maple Fund, L.P. and FPA Select Fund II, L.P.

(m) “GAAP” means U.S. generally accepted accounting principles.

(n) “Intentional Breach” shall mean, with respect to any representation, warranty, covenant or agreement, an action or omission taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, covenant or agreement.

(o) “Knowledge of the Company” means the actual knowledge (assuming reasonable inquiry of their direct reports) of the individuals identified on Section 5.1(a) of the Company Disclosure Letter.

(p) “Legacy Merger Agreement” means the Agreement and Plan of Merger, as amended, by and among WL Ross Holding Corp., Neon Acquisition Company LLC, Neon Holding Company, LLC, Nexeo Solutions, TPG Accolade Delaware, L.P., and Nexeo Holdco, LLC dated as of March 21, 2016.

(q) “NASDAQ” means the NASDAQ Global Select Market.

(r) “Net Shares” means, with respect to a Company Option, a number of Shares equal to (“N” multiplied by (“P” minus “E”)) divided by “P,” where:

“N” equals the number of Shares covered by such Company Option immediately prior to the Initial Effective Time;

“P” equals the Per Share Cash Equivalent Consideration; and

“E” equals the per Share exercise price for such Company Option.

(s) “NYSE” means the New York Stock Exchange.

(t) “Parent Material Adverse Effect” means any fact, circumstance, change, event or effect that, either individually or in the aggregate with any other fact, circumstance, change, event or effect, (i) has or is reasonably likely to have a material adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any such effect resulting from or arising in connection with: (A) changes in, or events generally affecting, the financial, securities or capital markets, (B) general economic or political conditions in the United States or any foreign jurisdiction in which Parent or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, tariff policy, monetary policy or inflation, (C) changes in, or events generally affecting, the industries in which Parent or any of its Subsidiaries operate, (D) any acts of war, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (E) any failure by Parent or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, (F) a decline in the price of the Parent Common Stock, or a change in the trading volume of the Parent Common Stock, on the NYSE, provided that the exceptions in clauses (E) and (F) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Parent Material Adverse Effect, (G) changes in Law, (H) changes in GAAP (or authoritative interpretation thereof), (I) the taking of any action expressly required by this Agreement or (J) the announcement (but, for the avoidance of doubt, not the consummation) of this Agreement and the Mergers, including the impact thereof on the relationships with customers, suppliers, distributors, partners or employees; provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (A), (B), (C), (D), (G)

and (H) shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred if such changes, effects, circumstances or developments have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate or (ii) is reasonably likely to prevent or materially impair the ability of Parent, Merger Sub I or Merger Sub II to perform its obligations under this Agreement or to consummate the Mergers (including obtaining the financing necessary to pay the Merger Consideration).

(u) “Parent Closing Price” means the closing price of the Parent Common Stock on the NYSE during normal market hours on the last trading day preceding the Closing Date.

(v) “Parent Trading Price” means the volume weighted average closing sale price of one (1) share of Parent Common Stock as reported on the NYSE for the ten (10) consecutive trading days ending on the trading day immediately preceding the Initial Effective Time (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

(w) “Park West Investors” means, collectively, Park West Investors Master Fund, Limited and Park West Partners International, Limited.

(x) “Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in the Company’s financial statements, (ii) Liens arising in the ordinary course of business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (iv) Liens specifically reflected in the Company Balance Sheet, (v) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (vi) any license, covenant or other right to or under any Intellectual Property Right, (vii) Liens created, incurred or assumed to secure the obligations of the Company and its Subsidiaries under (x) that certain Credit Agreement, dated as of June 9, 2016 (as amended by that certain Amendment No. 1, dated as of March 22, 2017 and that certain Amendment No. 2 , dated as of December 19, 2017, the “Term Facility”), by and among Nexeo Solutions, LLC, a Delaware limited liability company (“Nexeo Solutions”), Nexeo Solutions Holdings, LLC, a

Delaware limited liability company (“Holdings”), Nexeo Solutions Sub Holding Corp., a Delaware corporation (“Sub Holdco”), the lenders from time to time party thereto, Bank of America, N.A. (“BoA”), as administrative agent and collateral agent, and the other parties thereto and (y) that certain Credit Agreement, dated as of June 9, 2016 (as amended by that certain Amendment No. 1 to Credit Agreement, dated as of December 7, 2016, the “ABL” and, together with the Term Facility, collectively, the “Existing Credit Facilities”), by and among Nexeo Solutions, Nexeo Solutions Canada Corp., as the Canadian borrower, Holdings, Sub Holdco, the lenders from time to time party thereto, BoA, as agent, and the other parties thereto, or (viii) Liens on the capital stock or other securities and assets of subsidiaries of the Company organized under the laws of the People’s Republic of China created, incurred or assumed to secure the obligations of such subsidiaries under the certain credit facilities available to the Company’s operations in China (the “Chinese Credit Facilities) as disclosed in Note 7 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018.

(y) “Per Share Cash Amount” means an amount equal to the greater of (i) (x) $3.29 minus (y) the Per Share Cash Reduction Amount and (ii) $2.88. In no event shall the Per Share Cash Amount be less than $2.88 or more than $3.29.

(z) “Per Share Cash Equivalent Consideration” means the sum of (i) the Cash Consideration plus (ii) the product obtained by multiplying (A) the Stock Consideration by (B) the Parent Trading Price.

(aa) “Per Share Cash Reduction Amount” means an amount in cash equal to the lesser of (i) $0.41 multiplied by a fraction, (x) the numerator of which is the amount by which $25.34 exceeds the Parent Closing Price and (y) the denominator of which is $3.16 and (ii) $0.41. For the avoidance of doubt, if the Parent Closing Price is greater than $25.34, the Per Share Cash Reduction Amount shall be zero.

(bb) “Plastics Material Adverse Effect” means any fact, circumstance, change, event or effect that, either individually or in the aggregate with any other fact, circumstance, change, event or effect, has or is reasonably likely to have a material adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of the Company Plastics Segment, taken as a whole, excluding any such effect resulting from or arising in connection with: (i) changes in, or events generally affecting, the financial, securities or capital markets, (ii) general economic or political conditions in the United States or any foreign jurisdiction in which the Company Plastics Segment operates, including any changes in currency exchange rates, interest rates, tariff policy, monetary policy or inflation, (iii) changes in, or events generally affecting, the Company Plastics Segment, (iv) any acts of war, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (v) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance of the

Company Plastics Segment for any period, (vi) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the NASDAQ, provided that the exceptions in clauses (v) and (vi) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Plastics Material Adverse Effect, (vii) changes in Law, (viii) changes in GAAP (or authoritative interpretation thereof) (ix) the taking of any action expressly required by this Agreement, (x) the execution of a definitive agreement for the sale of the Company Plastics Segment in accordance with this Agreement or (xi) the announcement (but, for the avoidance of doubt, not the consummation) of this Agreement and the Mergers, including the impact thereof on the relationships with customers, suppliers, distributors, partners or employees; provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (i), (ii), (iii), (iv), (vii) and (viii) shall be taken into account in determining whether a “Plastics Material Adverse Effect” has occurred if such changes, effects, circumstances or developments have a disproportionate adverse effect on the operations of the Company Plastics Segment, taken as a whole, relative to other participants in the industry in which Company Plastics Segment operates.

(cc) “Representatives” means, with respect to a Person, its Affiliates, directors, officers, employees, investment bankers, attorneys, accountants and other advisors and representatives.

(dd) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

(ee) “Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of June 9, 2016, by and among WL Ross Holding Corp., TPG VI Neon II, L.P., TPG VI FOF Neon, L.P., Nexeo Holdco, LLC, TPG VI AIV SLP SD, LP, and TPG VI DE BDH, LP.

(ff) “TPG Investors” means, collectively, Nexeo Holdco, LLC, TPG VI Neon I, L.P., TPG VI Neon II, L.P. and TPG VI FOF Neon, L.P.

(gg) “Warrant Agent” means Continental Stock Transfer & Trust Company, a New York corporation.

(hh) “Warrant Agreement” shall mean the Warrant Agreement, dated as of June 5, 2014, by and between WL Ross Holding Corp, a Delaware corporation, and the Warrant Agent, as it may be amended pursuant to this Agreement.

(ii) “Warrant Price” shall have the meaning set forth in the Warrant Agreement.

(jj) “Warrant Adjustment Consideration” means the consideration receivable or deemed to be receivable by the holders of Shares in the transactions contemplated by this Agreement for purposes of the second proviso of the first sentence of Section 4.4 of the Warrant Agreement.

(kk) “Warrants” means the warrants issued pursuant to the Warrant Agreement, each such Warrant evidencing the right of the holder thereof to purchase one half Share for $5.75 (subject to any adjustment as provided by the terms of the Warrant Agreement).

9.12 Interpretation.

(a) The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws. Except as otherwise expressly provided in this Agreement, any agreement defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement (i) as from time to time amended prior to the date hereof, provided that a true and complete copy of such agreement, as so amended, has been made available to all of the parties hereto prior to the execution of this Agreement or (ii) as amended following the date hereof as expressly required pursuant to the terms of this Agreement.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.13 Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided that Parent may designate, prior to the Initial Effective Time, by written notice to the Company, another Subsidiary to be a party to the Initial Merger in lieu of Merger Sub I or a party to the Subsequent Merger in lieu of Merger Sub II, in which event all references herein to Merger Sub I or Merger Sub II, as applicable shall be deemed references to such other Subsidiary, as applicable (except with respect to representations and warranties made herein with respect to Merger Sub I or Merger Sub II as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Sub I or Merger Sub II (other than the representations and warranties set forth in Section 5.2(b)(ii)) as of the date of this Agreement shall also be made with respect to such other Subsidiary, as applicable, as of the date of such designation; provided that such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other party hereto or due to Parent or such other Subsidiary. Any assignment in contravention of the preceding sentence shall be null and void.

9.14 Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 9.5, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law.

9.15 Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Committed Financing and/or any Replacement Financing or any of the agreements (including the Commitment Letter) entered into in connection with the Committed Financing and/or any Replacement Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Commitment Letter or other applicable definitive document relating to the Committed Financing and/or any Replacement Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Committed Financing and/or any Replacement Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such Proceeding or proceeding shall be effective if notice is given in accordance with Section 9.6, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Committed Financing and/or any Replacement Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Parent and its Subsidiaries) relating to or arising out of this Agreement, the Committed Financing and/or any Replacement Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.15 and that such provisions and the definition of “Financing Parties” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Parties

9.16 Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, each of the parties covenants, agrees and acknowledges that no Persons other than Parent, Merger Sub I, Merger Sub II and the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder and that, notwithstanding that the parties may be partnerships, corporations or limited liability companies, no party has any right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of the parties or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the parties, each a “Non-Recourse Party”), through the parties or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any party against any Non-Recourse Party; by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NEXEO SOLUTIONS, INC.

By:	/S/ Michael B. Farnell, Jr.
Name: Michael B. Farnell, Jr.
Title: Executive Vice President and Chief Administration Officer

UNIVAR INC.

By:	/s/ David Jukes
Name: David Jukes
Title: President and CEO

PILATES MERGER SUB I CORP

By:	/s/ Jeffrey W. Carr
Name: Jeffrey W. Carr
Title: Secretary

PILATES MERGER SUB II LLC

By:	/s/ Jeffrey W. Carr
Name: Jeffrey W. Carr
Title: Secretary

[Signature Page to Agreement and Plan of Merger]